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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
         OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              A1 INTERNET.COM, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 NEVADA                                                          03-7392107
     (State or Other Jurisdiction of                                             (I.R.S. Employer
     Incorporation or Organization)                                              Identification No.)

     15825 Shady Grove Road, Rockville, Maryland 20850                           20850
     -------------------------------------------------                           (Zip Code)
         (Address of Principal Executive Offices)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE   (301) 947-0100
                                                     --------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                           TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
                           TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
                  -------------------------------------      -------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:



             Common Stock, $0.001 Par Value           OTC Bulletin Board
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                                (TITLE OF CLASS)

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                                (TITLE OF CLASS)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

Information Regarding Forward Looking Statements: The statements contained in this Form 10-SB that are not historical fact are "forward-looking statements". These statements can often be identified by the use of forward-looking terminology such as "estimates," "projects," "believes," "expects," "may," "will," "should," "intends," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We wish to caution the reader that these forward-looking statements, such as the timing, costs and scope of acquisition of, or investments in, existing businesses, the revenue and profitability levels of such businesses, and other matters contained above and herein in this Form 10-SB regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these projections and other forward-looking statements are based upon a variety of assumptions relating to our business which, although we consider reasonable, may not be realized. Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this Form 10-SB. These forward-looking statements are based on our current expectations, and we assume no obligation to update this information. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that these estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.


                               TABLE OF CONTENTS



                                                 PAGE                                                           PAGE
ITEM 1.  Description of Business................   2        ITEM 2. Management's Discussion and Analysis of
Corporate History...............................   2              Financial Condition and Results of
Overview........................................   3              Operations..................................   17
Industry Background.............................   4        ITEM 3.  Description of Properties................   21
Our Business Strategy...........................   5        ITEM 4.  Security Ownership of Certain
Markets.........................................   5              Beneficial Owners and Management............   22
Sales...........................................   5        ITEM 5.  Directors and Executive Officers.........   22
Products and Services...........................   5        ITEM 6.  Executive Compensation...................   24
Customers.......................................   8        ITEM 7.  Certain Relationships and Related
Capacity........................................   8              Transactions................................   25
Competition.....................................   9        ITEM 8.  Description of Securities................   26
Employees.......................................  10
Intellectual Property...........................  10                             PART II
Regulation......................................  10
Investments.....................................  10        ITEM 1.  Market Price Of And Dividends On The
Risk Factors....................................  10             Registrant's Common Equity And Related
                                                                 Stockholder Matters..........................   27
                                                            ITEM 2.  Legal Proceedings........................   27
                                                            ITEM 3.  Changes And Disagreements With
                                                                 Accountants On Accounting And Financial
                                                                 Disclosure...................................   28
                                                            ITEM 4.  Recent Sales Of Unregistered Securities..   28
                                                            ITEM 5.  Indemnification Of Directors And
                                                                 Officers.....................................   29

                                                                                 PART III

                                                            ITEM 1.  Index To Exhibits........................   30
                                                            Financial Statements And Exhibits.................   30


ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History

       A1 Internet.com, Inc. was incorporated under the laws of Nevada on October 13, 1997, and was originally named Halo Holdings of Nevada, Inc. On July 9, 1999, we amended our articles of incorporation to adopt our current name, which we believe more accurately reflects the business in which we are now engaged.

       From the date of our incorporation in 1997 until early 1999 our company was engaged in skydiving and related business ventures. Between February and April 1999 we sold our skydiving business and acquired three companies which are providers of Internet connectivity and related products and services. Specifically, in February 1999 we acquired Virtual Information Express, Inc. a Maryland corporation which provides outsourced Internet services such as e-commerce applications and collaborative technologies. In March 1999, we acquired Computer Ease LLC, a Maryland limited liability company which provides Web design and development services to corporate clients and associations. Computer Ease has since been merged into our subsidiary A1 Internet Services, Inc., a

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Delaware corporation. In April 1999 we acquired Networld Ohio, Inc., an Ohio corporation, which is an Internet service provider ("ISP") based in Freemont, Ohio. On March 30, 1999, we sold Skydive USA, our subsidiary engaged in the skydiving business and leased the two aircraft used in that business to that former subsidiary. In addition, in October 1999, we formed Worldlink On-Line, Inc., a Delaware corporation that is an ISP based in Boston, Massachusetts of which we own 80%. During 1999 we also acquired a 14% interest in EBonline.com, Inc. As a result of these transactions, our principal business now is providing Internet access and related products and services, and we derived approximately 91% of our revenues from this business in the first 9 months of 1999.

       On August 30, 1999, we concluded an asset purchase agreement with Net America, through which we acquired selected contracts to provide Internet connectivity and, to a lesser extent, value added services to resellers of those services. In November 1999, we terminated contracts with two ISPs which we had acquired in the Net America transaction. The remaining contracts acquired in that transaction do not yet account for a significant portion of our revenues.

       We are filing this Form 10-SB voluntarily in order to register our common stock under the Securities Exchange Act of 1934. This will permit our common stock to be quoted on the OTC Bulletin Board.

       Our principal offices are located at 15825 Shady Grove Road, Rockville, MD 20850 (telephone number 301-947-0100).

Overview

       Through our subsidiaries we provide associations and businesses with opportunities to generate revenues by supplying those associations and businesses with Internet technology solutions and services that they can reoffer under their own names and brands. Our products and services enable associations and businesses to offer their members, customers and others a variety of revenue producing solutions and services without making large investments in technology, infrastructure or staff. The principal products and services which we offer are:

       -      Web site creation and design;

       -      Web site hosting;

       -      Co-location;

       - Local telephone call access to the AT&T and Megapop Internet networks through the AT&T network's approximately 1200 points of presence and the Megapop network's approximately 775 points of presence located across the United States and in Canada;

       -      Complete electronic commerce services;

       - E-mail and related services such as conference and bulletin board facilities and mailing list management; and

       - Webcentric applications such as calendar services, document management and encryption.


We also sell educational courses developed by others to persons who receive those courses over the Internet. In addition, we own one regional ISP located in Canton, Ohio which had a total of 4,350 subscribers as of October, 1999. Recently we have also begun Worldlink On-Line, Inc., a second ISP in Boston, Massachusetts. Worldlink is a new operation which has not yet generated a significant number of subscribers or material revenues.




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Industry Background

       The Internet is a global network of multiple private and public networks that use standardized communication protocols to communicate with each other. The Internet has become an important communication and commercial medium and presents a significant opportunity for associations and businesses to interact in new and different ways with a larger number of members, customers, employees, suppliers and partners. As use of the Internet grows, associations and businesses are increasing the breadth and depth of their Internet product and service offerings. Pioneering Internet-based organizations have developed Internet products and services in areas such as finance, insurance, media, tourism, retail and advertising. Other organizations have begun to use the Internet for an expanding variety of applications, ranging from corporate or association publicity and advertising, to sales, distribution, customer service, employee training and communication with partners. Increasingly, Internet operations are becoming mission-critical for many of these enterprises. To ensure the reliability of their Internet operations, enterprises are requiring that these operations have high performance standards, scalability and expert management 24 hours a day, 7 days a week.

       Enterprises generally utilize two types of Internet services: connectivity and valued-added services. Connectivity services provide access to the Internet, while value-added services consist of products such as Web design and hosting, electronic commerce services, and communication services that improve the internal and external operations of an enterprise. Internet connectivity and value-added services represent two of the fastest growing segments of the telecommunications services market. The availability of Internet access, the advancements in technologies required to navigate the Internet and the proliferation of content and applications available over the Internet have attracted a growing number of Internet users.

       The Internet service provider market is segmented into large national or multinational providers with large high speed networks and regional or local ISPs who enlist subscribers under their own names but typically rely upon the larger providers for Internet access. The largest providers, like AT&T, have what are referred to as "tier one" networks, which exchange Internet traffic cost-free, at multiple public peering points, as well as through private peering arrangements. As the number of ISPs has grown, the requirements to become a tier one network have increased. It has therefore become more difficult to achieve tier one provider status. Regional and local ISPs typically purchase access to the Internet, and invest in

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equipment and personnel necessary to provide products and services and customized hands-on support, and bear the cost of marketing. Since regional and local ISPs often have limited financial resources, the range of products and services which they offer is often limited.

       As is typical in the case of a new and rapidly evolving industry the Internet is characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions. Demand for recently introduced products and services is subject to a level of uncertainty. Despite growing interest in the many uses of the Internet some potential users could be deterred from purchasing Internet access services because of a perceived inconsistent quality of service, the need to deal with multiple and frequently incompatible vendors, and perceived inadequate protection of the confidentiality of stored data and information moving across the Internet. In particular, a perceived lack of security of commercial data, such as credit card numbers, could impede commercial exploitation of the Internet. There can be no assurance that encryption or other technologies will satisfactorily address these security concerns. The adoption of the Internet for commerce and communications, particularly by those individuals and enterprises which have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business.

Our Business Strategy

       Our business strategy is to combine the global scale of tier one providers with the local presence of regional and local ISPs. We provide affordable connectivity on a global scale by contracting with AT&T and Megapop, leading tier one providers, for access to their Internet network at a fixed monthly fee per end-user. We enable associations, membership sales organizations and other affinity groups to create non-dues revenue and sales programs by offering their members high quality Internet products and services without the investment in technology, equipment and personnel that would ordinarily be required to establish an ISP. We enable existing regional and local ISPs to reduce and control their costs, focus their energies on sales and enhance their marketing by providing, at affordable rates, a variety of products and services and high quality support services which those ISPs resell to their customers. In effect, we enable associations, membership sales organizations and ISPs to become virtual ISPs who market under their own name products and services which they purchase from us.

       We anticipate that a majority of the end-users of our services will be derived from resellers of our products and services. Therefore, to a large extent, our ability to grow depends upon the resources and dedication which resellers are willing to commit to marketing our services. Our current business strategy also depends upon being able to charge for connectivity to realize recurring revenues. Recently various providers have begun offering free access to the Internet. We believe that this practice will not become prevalent among the customers we are targeting. If our belief is erroneous, we would be required to develop a different approach to marketing our products and services. Much of our anticipated growth will be derived from the sale of our electronic commerce related products. Our ability to grow also depends upon the increasing acceptance of electronic commerce and the reliability of the inventory, billing and delivery systems utilized by electronic commerce vendors.

Markets

       We focus on three market segments: associations; membership marketing companies which have an existing customer base; and, regional and local ISPs.

       Associations. There are numerous non-profit associations and a number of other affinity groups in the United States. These organizations regularly communicate with established memberships composed of persons with common interests. We offer these organizations a means to communicate with their members and to provide membership services. In addition, our connectivity services generate subscription income and our electronic commerce products provide organizations that are dependent upon membership dues for their revenues with opportunities to realize non-dues revenue without large capital investments.

       Membership Marketing Companies. There are many large membership-marketing businesses in the United States which have an established customer base. To these businesses we offer sales programs with opportunities for recurring profits, low barriers to entry and opportunities to build brand equity.

       Regional and Local ISPs. There are more than 7,900 ISPs in the United States, according to Thelist.com. We offer these ISPs the opportunity to control their costs by purchasing connectivity and other products and services at a fixed price for each end-user and reselling those products and services under their own names or brands. This allows the ISPs to focus on marketing and provides them with a broader range of products and services than they might otherwise be able to offer.

Sales

       Our direct sales force consists of two persons dedicated to association and membership sales and three persons dedicated to the sale of Web site design, Web site hosting, electronic mail services and other value added products. In addition, we utilize indirect sales channels, principally the AT&T Internet network sales force, trade associations and other affinity groups to supplement our direct sales force.

Products and Services


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We offer a variety of Internet services including connectivity, electronic mail services, electronic commerce services, Web hosting and Web site design. We intend to develop a broader range of value added solutions and services independently, through acquisitions and through strategic relationships with providers. Following is a description of the products and services which we are currently providing to our customers.

       Connectivity

       We offer a variety of Internet access solutions, providing basic connectivity to the Internet, as well as value-added products and services such as e-mail that enable our customers to expand their basic Internet connectivity capability. We currently offer both analog and integrated services digital network dial-up access at speeds up to 128 Kbps. We provide this access at local telephone rates by means of approximately 1200 points of presence in the AT&T Network and approximately 775 points of presence in the Megapop network which are located throughout the United States and part of Canada. We also offer frame relay dedicated connectivity at speeds up to 56 Kbps. Our Flex T-1(TM) Frame Relay Account offers access to T-1 lines on an as needed basis and at bandwidths ranging from 256 Kbps to in excess of 1024 Kbps. We also offer a Digital Subscriber Line service that permits access to the Internet at up to 1.5 Mbps. These services accommodate connectivity requirements of Internet users ranging from the single user with a computer in his or her home to work groups and businesses with multiple users.

       Our connectivity service prices vary depending on whether the customer is a retail or wholesale customer, although the services made available to both customers are identical. Retail customers are end-users that purchase and utilize our dial up connectivity services directly. Wholesale customers are businesses and associations that resell our services to end-users. We currently charge each retail customer a monthly fee ranging between $19.95, for our basic analog service, and $39.95, for our premium integrated services digital network access. As of December 9, 1999, we had 5,000 retail customers which accounted for 55% of our connectivity customers. Our wholesale customers are charged a monthly fee on a sliding scale based on the number of users utilizing our connectivity services through that wholesale customer. At current usage levels, we charge each wholesale customer $13 per user, per month. As the number of subscribers brought to us by a wholesale customer increases beyond 50,000, the monthly charge per user will decrease until it reaches $9 per month for 250,000 or more users. At December 9, 1999, we had 23 wholesale customers that resell our services to approximately 4,000 end-users who represent 45% of our connectivity customers.

       Custom Site Design

       Web site design is the development of the content that will be displayed on the Web site when it is being viewed on the Internet. We design Web sites that convey our customers' marketing messages. Our services range from the development of a basic Web page to the development of a sophisticated e-commerce Web site. In addition, we provide domain name registration, place Web site information in search engines, issue electronic press releases and track the detailed use of each site. We also offer co-linking of non-competing Web sites, banner advertisements on Web sites and links to cyber malls, associations and groups. Our prices for Web site design are based upon the time required and the materials used to design the site.

       Web Site Hosting

       We offer our customers several options for hosting their Web sites. A customer can share space on a server which also hosts the Web sites of other customers. If a customer chooses, we provide a separate server dedicated to that customer's Web site. A Web site provides a company with a tangible identity and

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interactive presence on the Internet. The site allows a company to post information about itself that is easily accessible to all Internet users. Web sites are also the basis for providing electronic commerce, where a company can advertise and sell its products and services. We offer a comprehensive range of basic Web site hosting products, as well as a growing suite of enhanced Web site hosting products including electronic commerce solutions. Generally, our customers elect to rely upon us to provide the hardware and software that is necessary to host a Web site. We provide these services from a reliable data center environment. We offer three basic Web site hosting plans, the largest of which provides up to 5,000 megabytes of data transfer per month and up to 50 megabytes of disk storage on servers located at dedicated space in the Frontier Global network operations center. The Frontier Global center is maintained and serviced by on-sight technical personnel 7 days a week, 24 hours a day. Our monthly fees for the three plans are $34.95, $59.95 and $79.95, respectively.

       We also offer co-location to customers who have the resources to manage their own servers and Web sites and who prefer not to share a server with others. Co-location customers receive the benefits of having their servers housed in the network operations center, uninterrupted power supply, daily tape back-up and the availability of a catastrophic recovery process. We charge each co-location customer an initial set up fee of $150. Thereafter, our monthly charges vary between $495 (for our basic monthly service plan) and $645 (for our premium monthly service plan).

       Electronic Commerce

       Electronic commerce is the execution of commercial transactions over the Internet. Our electronic commerce services provide businesses the ability to sell products and services on the Internet. We create links to our customers' Web sites that bring purchasers into our customers' on-line stores. Our e-commerce service displays products, takes purchase orders for specified quantities of each product ordered, collects billing addresses, credit card information and shipping information, chooses a shipping method, forwards this data to the seller for completion of each order, and prepares a confirmation of each order for the purchaser. Our servers deploy the latest encryption software and digital signature solutions in order to protect the security of our customers' electronic commerce transactions. Each secure Web Site has its own Verisign Digital ID and dedicated payment system. We work directly with each customer's bank to ensure secure, complete technology transfer while maintaining secure data protection schemes. All customer information is housed on dedicated machines and protected from unauthorized access by our Sun firewall. Our system is flexible and permits sellers to add, delete or modify products, add pricing variations, change product descriptions, update prices, and offer different pricing levels or volume discounts. Our platform also enables clients to conduct electronic auctions and to merchandise products in various other ways. Our prices for providing electronic commerce services range from $99 to $249 per month, depending on the complexity of the services desired by our customers.

       We have also begun to utilize our electronic commerce platform to sell products ourselves. We are currently offering a series of educational courses delivered over the Internet and a range of high digital imaging equipment. We are negotiating arrangements to obtain other products for sale.

       Other Services

       We offer a variety of other services, which enable communication over the Internet. These include virtual hosting of electronic mail. This allows users to maintain their own domains while housing their e-mail on our servers. We also offer the filtering of unsolicited e-mail. Our ListServe Management product enables the broadcast of e-mail to an established user group. Our E-Share product provides centralized controlled communication among a specified group of people. It is used to conduct training sessions electronically, thereby eliminating the travel and related costs associated with live

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sessions. Our Web board product is used to post messages to members of a closed group and allows recipients of messages to respond. We offer our customers various combinations of these services which we call packages. We charge our customers a monthly fee per user per package, which varies from $0.10 to $0.50 depending on the complexity of the package.

Customers

       We provide value added services to Associations. Our association customers include the National Franchise Association of Burger King, the American Association and Society of Medical Executives, the Medical State Society of New York, Meeting Planners International, the Aircraft Owner and Pilot's Association, and the Association of American Railroads. Each of these associations generate between $20,000 and $250,000 in revenues per year to us. As a group, these associations account for approximately $750,000 of our annual revenues.

       At September 30, 1999 we had approximately 16,000 users of our connectivity services. Approximately 7,000 of these were retail customers, and approximately 9,000 were users who came to us through wholesale customers. Retail customers are end-users that purchase and utilize our dial up connectivity services directly, while wholesale customers are businesses and associations that resell our services to end-users. In late November and early December 1999 we terminated contracts with two wholesale customers, ISPs who were resellers of our services. As a result we now have approximately 9,000 users of our connectivity services. At present 55% of our revenues are derived from retail customers and 45% from users who came to us though our wholesale customers.

       The following table sets forth certain information about the total number of our end-users as of the dates shown:

                                                             Total End-Users
            Date                                     (retail and wholesale combined)
            ----                                     -------------------------------
           6/30/99                                                1,300
           9/30/99                                               16,000
          11/30/99                                                9,000

       On July 23, 1999 we entered into an agreement with MundoNuevo.com to provide Internet access and value added services which MundoNuevo.com would reoffer to its customers. The agreement required MundoNuevo.com to make monthly payments which reflected the minimum number of paid subscribers that MundoNuevo.com believed it would sign up in the relevant period. MundoNuevo.com was unable to sign up the minimum number of subscribers or to make the minimum payments. Accordingly, the agreement with MundoNuevo.com was terminated by mutual consent.


Capacity

       We define "capacity" to mean the number of customers and the amount of usage which our equipment and systems can service. As our business grows, we attempt to assure that our servers and other equipment are adequate for a larger customer base and for increased usage by each customer. The principal activity for which we must monitor the capacity of our equipment is Web site hosting. Our ability to provide hosting services is directly impacted by the capacity and the number of servers available to us. At present, we have 30 servers, and estimate that at peak usage our facilities are 25% utilized. Based on our customers' historical average usage, our current capacity is sufficient to provide hosting services to more than 100,000 subscribers. Due to our arrangement with Frontier Global, a major provider of bandwidth, we have access to sufficient bandwidth to meet our foreseeable needs.

       Our future ability to service increasing numbers of customers depends in part upon our ability to issue bills to, and collect payments from, large numbers of customers. To that end, on September 3, 1999, we purchased a permanent license Portal Software's Infranet management and billing software for a price of $897,833. The license also requires us to make minimum annual payments of $125,600 so long as we utilize the software. Our minimum annual payments will increase if we exceed 200,000 subscribers. The software is database driven and enables us to automatically bill end-users for Internet-

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related services that we provide. We expect the Portal software to significantly enhance our efficiency as we build our customer base by reducing the amount of time and manpower required to manage our customer billings.

Competition

       The business of providing Internet connectivity services and solutions is highly competitive and there are no substantial barriers to entry. We believe that competition will intensify in the future and our ability to successfully compete depends on a number of factors, including:

       - the capacity, reliability and security of the network with which we interconnect;

       -      the pricing structure of our services;

       -      expansion of the variety of products and services which we offer;

       - our ability to adapt our products and services to new technological developments;

       - our ability to build and maintain a larger sales force which is knowledgeable and effective;

       - our ability to implement broad and effective distribution channels; and

       -      principal market and economic trends.

       Current and prospective competitors include:

       -      national, regional and local ISPs;

       -      long distance and local telecommunications providers;

       -      cable television companies; and

       -      Web site hosting providers.

       Major long distance companies currently offer Internet access services and major cable companies and companies using wireless terrestrial and satellite-based technologies are expected to offer Internet connectivity and related services in the near future. Such competitors have the ability to bundle Internet connectivity with other services such as local and long distance telecommunications. This bundling could adversely affect our ability to compete and could result in a downward pressure on our prices that could adversely affect our business, financial condition and results of operations.

       More particularly, as providers of connectivity we compete with PSI, MegaPop, UUNet and AT&T. We are also dependent upon AT&T and Megapop for access to the Internet. Thus we are both a source of end-users and a competitor for customers of these networks. Our current relationships with these networks have allowed us to negotiate contracts that give us access to the networks at a cost which permits us to price our products competitively. If these contracts were to be terminated or substantially amended our ability to maintain competitive prices to our customers could be materially and adversely affected. Please refer to Risk Factors - We are Dependent on AT&T and Megapop for Access to the Internet Network. In the area of Web site design we compete with USWeb. Big Planet is a direct competitor in the business of providing packaged Internet services to associations. Each of these competitors has significantly greater market presence, established brand recognition, financial, technical and personnel resources than we have.

       We do not have available information which would permit us to accurately measure our market share. However, several major ISPs have reported that they have millions of end-users each, compared to the approximately 9,000 end-users we have at present. In the area of Web site design, and the business of providing packaged Internet services to associations, a number of our competitors have significantly greater revenues than we have, and we believe that we represent substantially less than 1% of these market sectors. We strive to differentiate ourselves from our competitors:

       -      by offering lower prices made possible by our lower overhead;

       - with our ability to quickly adapt to new developments in our industry resulting from the small size of our organization; and

       - by offering the high quality AT&T and Megapop network backbones which many of our other competitors do not offer.

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Employees

       As of September 30, 1999 we had 41 full time and 1 part time employees as follows:

       -      7 full time employees in sales and marketing;

       -      8 full time technical personnel;

       -      9 full time and 1 part time employees in product development; and

       -      17 full time in administration.

There are no collective bargaining agreements in effect. We believe the relations with our employees are good.

Intellectual Property

       We have no patented technology that would preclude or inhibit competitors from entering our market. We have applied for registration of the trademark A1 Internet.com, Inc. (SM). We have entered into confidentiality and invention assignment agreements with our employees to limit access to and disclosure of our proprietary information. We intend to apply for copyrights as we develop new products and solutions. There can be no assurance that these measures will prove sufficient to prevent misappropriation of our intellectual property or to deter independent third-party development of similar products.

Regulation

       Our operations are not currently subject to direct regulation by governmental agencies other than regulations applicable to businesses generally. As use of the Internet continues to grow, jurisdictions in which we operate may adopt regulations relating to prices charged users, content, privacy, intellectual property protection, libel or other matters. If adopted, such regulations could significantly affect our results of operations

Investments

       Gravity Pilot Air, Inc., one of our wholly-owned subsidiaries, owns two airplanes which are leased to a skydiving company. Although we determined to discontinue our participation in the extreme sports and skydiving business upon entering the Internet services industry, we were unable to locate a buyer for the airplanes. We leased the aircraft in order to make these assets productive and to generate sufficient revenue to defray the cost of the financing on the airplanes. The rental income from these aircraft accounted for approximately 8% of our revenues in the first nine months of 1999. The lessee is 5 months in arrears on its lease payments and, in December, it repudiated a prior agreement to bring its lease payments current. We have instructed counsel to initiate legal proceedings against the lessee and to pursue all available remedies against the lessee, including retaking possession of the aircraft.

       We also own 14% of Ebonlineinc.com Inc., a Nevada corporation which maintains a mergers and acquisition Web site. We acquired our shares of Ebonlineinc from Bruce Bertman, our Chief Executive Officer, President and Treasurer, at par value for a total purchase price of $783.00. We are holding the Ebonlineinc shares as an investment which, to date, has not generated any dividend income. We have provided Internet-related services to Ebonlineinc for which we were paid at the same rates we charge our other clients. Mr. Bertman is also a Director of Ebonlineinc and was a director of that Company prior to the time we acquired our Ebonlineinc shares. We are not otherwise involved in the management or operations of Ebonlineinc.

Risk Factors

       You should consider carefully the risks described below and other information in this Form 10-SB. If any of the events identified in the following risk factors actually occur, they could materially adversely affect our business, financial condition and results of operations.

We Have a History of Losses and Cannot Be Certain We will Achieve Positive Cash Flow

       For the years ended December 31, 1997 and 1998, we had net losses and negative cash flows. For the nine months ended September 30, 1999, we had a net loss before extraordinary items of $2,453,622. In addition, we had an accumulated deficit of $3,196,491 as of September 30, 1999. We are likely to continue to incur significant additional losses in the intermediate term.

       Even thereafter, we cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Our net losses and negative cash flow from operating activities are likely to continue even longer than we currently anticipate if:

       - we do not establish and maintain a customer base that generates sufficient revenue;

       - prices for our products or services decline faster than we have anticipated;

       - we do not remain competitive in the innovation and quality of our products;

       -      we do not attract and retain qualified personnel;

       Our ability to achieve our objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond our control.

Our Web Page May Have Contained Certain Misleading Statements

       We maintain a Web Page which contains various information relating to our company. At times that Web Page contained statements which projected millions of dollars of highly profitable billings and accumulation of one million users of our services by 2000. We did not have a factual basis for these statements and have removed them from our Web Page.

       The Web Page contained a statement to the effect that we are involved in the profitable business of leasing airplanes. Our involvement in the leasing of airplanes is limited to the leasing of aircraft which we own because of our prior skydiving venture. It is not a significant focus of our business and produced only 8% of our revenues in the first nine months of 1999. This statement has been eliminated from our Web Page.

       Our Web Page contained a statement which might be read to state that we are involved in the mergers and acquisitions arena. In fact, we hold a 14% minority interest in EBonlineinc which maintains a Web site relating to that business. We are passive investors in EBonlineinc. This statement has been eliminated from our Web Page.


       Our Web Page contained a section entitled "Investor Center" which referred to the "gold rush stock market" and "hyper-inflated prices", stated that "no price appears too much to pay for a stake on the Internet", stated that "the future is the Internet" and that the "future is A1 Internet.com." It also referred to us as "already a leading global service provider", ... forecasted to outperform even its own "stunning record of growth on the way to becoming one of the largest Internet Service Providers in the world." We did not have a factual basis for these statements. The price of our common stock declined in 1999. See "Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters" on page 27. The number of users of our connectivity services declined from approximately 10,000 at September 30, 1999 to approximately 9,000 in December 1999. This compared to major ISPs who reportedly have millions of end-users each. These statements have been removed from our Web Page.


Purchases and Sales of Our Stock are Subject to Penny Stock Regulations

       Our stock has had a market price of less than $5.00 per share in recent times. The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price less than $5.00 per share, subject to certain exceptions. During periods when our common stock does not qualify for inclusion on the Nasdaq SmallCap Market or is removed therefrom, the common stock may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell our common stock in the public market.

Our Limited Operating History Makes it Difficult to Assess Our Past Performance and Future Prospects

       You have limited historical operating and financial information on which to base your evaluation of our performance and our prospects. We have acquired four companies since the beginning of 1999 and disposed of substantially, all of the businesses in which we were engaged in prior years. This limits the comparability of our operating and financial information from period to period.

       You should consider our prospects in light of the substantial risks, expenses, uncertainties and difficulties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. Such risks include the possibility that:

       - we will be unable to increase and sustain levels of interest in our products and services by associations, membership marketing companies and ISPs;

       - we will fail to sell our products successfully through our direct sales force;

       - our competitors will develop services or products similar or superior to our own;

       - market prices for our products and services will fall as a result of competition or other factors;

       - we will be unable to identify, attract, motivate and retain qualified personnel; and

       - we will fail to fully integrate with our existing operations the technology and operations of any of the businesses that we acquire.

       We cannot be sure that we will be successful in addressing such risks, and the failure to do so could have a material adverse impact on our business, financial condition and results of operation.

We are Dependent on AT&T and Megapop for Access to the Internet Network

       Our ability to offer end-user access to a tier one Internet network on an affordable basis is dependent upon our contractual relationship with AT&T and Megapop which charge us a fixed monthly fee for each end-user. This enables us to offer connectivity to tier one networks for which we pay only when end-users subscribe for our services. If these contracts were to be terminated, or if the terms were to be substantially amended, we might be required to enter into arrangements for bandwidth with others on less favorable terms. There is no assurance that we would be able to purchase connectivity on comparable terms and there is no assurance that we would be able to pass on additional costs to our customers. Our inability to obtain bandwidth on comparable terms could materially and adversely affect our business, financial condition and results of operations.

We Rely on Others to Market our Products and Services to End-Users

       We believe that we will derive the majority of our recurring revenues from subscription fees and fees for value added services paid by end-users of our products and services. The amount of those revenues is dependent upon the level of success achieved by associations, membership marketing companies and ISPs in marketing our products and services to their members and customers. Most of our contractual relationships with associations were formed recently and have not yet generated substantial sales to end-users. Thus, we are not yet in a position to assess whether our products and services will gain acceptance among the members of these associations or whether these associations will invest the resources necessary to market our products and services successfully. If sales to end-users do not meet our expectations, our business would be adversely affected and we would be required to develop alternate marketing and sales strategies.

We Are Subject to Risks As We Make Acquisitions and Engage in Strategic
Alliances

       As part of our business strategy, we may acquire, make investments in, or enter into strategic alliances with companies in complementary businesses, so as to optimize our market presence in the regions we presently serve and expand into other regions. In particular, we intend to acquire local and regional ISPs and e-commerce companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as

       - incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

       - underestimating the difficulty of integrating the operations and personnel of newly acquired companies;

       - the potential disruption of our ongoing business, including possible diversions of resources and management time;

       - the potential inability to maintain uniform standards, control, procedures and policies;

       - and the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

       We cannot assure you that we will be successful in overcoming these risks. Moreover, we cannot be certain that any desired acquisition, investment or strategic alliance could be made in a timely manner or on terms and conditions acceptable to us. Neither can we assure you that we will be successful in identifying attractive acquisition candidates. We expect that competition for such acquisitions may be significant. Competition for Internet companies is based on a number of factors including price, terms and conditions, size, access to capital, and ability to offer cash, stock or other forms of consideration. We may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than we have.

       An additional risk associated with acquisitions is that many attractive acquisition candidates do not have audited financial statements and have varying degrees of internal controls. Although we may believe that the available financial information for a particular business is reliable, we cannot guarantee that a subsequent audit would not reveal matters of significance, including with respect to liabilities, contingent or otherwise. We expect that, from time to time in the future, we will enter into acquisition agreements, the pro forma effect of which is not known and cannot be predicted.

We May Have Difficulty Managing Our Rapid Growth

       Our growth strategy has placed and will continue to place a significant strain on our customer support, sales and marketing, administrative resources, our network and operations and our management and billing systems. Such a strain on our administrative and operational capabilities could adversely affect the quality of our services and our ability to collect revenues. To manage our growth effectively, we will have to enhance the efficiency of our operational support, other back office systems and financial systems and controls. We cannot assure you that we will be able to maintain adequate internal operating, administrative and financial systems, and procedures and controls.

       Managing our growth will become even more challenging as we expand our target markets and our product and service offerings. Promotion and enhancement of our products and services will depend largely on our success in continuing to provide high quality Internet communications services, solution and product support. We cannot guarantee that we will be able to maintain those levels of quality. If we are unable to do so or otherwise fail to promote and maintain our products or services, or if we incur excessive expenses in an attempt to improve our services or promote and maintain our products, then our business, results of operations and financial condition could be materially and adversely affected.

       In addition, as we continue to grow we will have to expand and train our employee base to handle the increased volume and complexities of our business. We cannot assure you that we will be able to attract, train and manage sufficient personnel to keep pace with our growth.

Sales of Shares by Our Shareholders Could Depress Our Stock Price

       The market price of our common stock could drop as a result of sales of a large number of our shares in the public market. The perception that such sales may occur could have the same effect. As of September 30, 1999, our executive officers and directors owned, directly or indirectly, approximately 33% of our common stock.

We Are Subject to Security and Fraud Risks

       Despite our efforts to implement network security measures, such as limiting physical and network access to our computers, our Internet infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by customers, employees or other Internet users. Computer viruses, break-ins or other disruptive or security problems could lead to interruptions, delays or cessation in service to our Internet customers. Further, such inappropriate or unauthorized use of the Internet could also potentially jeopardize the security of confidential information stored in the computer systems of our customers and other parties connected to the Internet, which may deter potential customers and give rise to liability to users whose security or privacy has been violated. The security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues in particular. A significant security breach could result in a loss of customers, damage to our reputation, direct damages, costs of repair and detection and other expenses. In addition, our revenues for any given period may be adversely affected by fraud or debt collection problems that we experience. The occurrence of any of these events could have a material adverse effect our business, results of operations and financial condition.

We May Be Hurt By System Failures

       Our success is largely dependent upon our ability to deliver high speed, uninterrupted access to the Internet. Any system failure that causes interruptions in our operations could have a material adverse effect on us. We currently rely upon the AT&T Internet Network. Failures in this or any other telecommunications network on which we rely would result in customers' receiving no or diminished access to the Internet.

We Could Be Held Liable For Information Disseminated Over Our Network

       The law relating to liability of ISPs for information and materials carried on or disseminated through their networks is not completely settled. The possibility that courts could impose liability for information or material carried on or disseminated through our network could require us to take measures to reduce our exposure to such liability. Such measures may require us to spend substantial resources or to discontinue certain product or service offerings. Any of these actions could have a material adverse effect on our business, operating results and financial condition.

       Due to the increasing use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, taxes, defamation, obscenity, intellectual property protection, consumer protection, technology export and other controls. Changes in the regulatory environment relating to the Internet services industry could have a material adverse effect on our business, results of operation and financial condition.

We Are Subject to Intellectual Property Risks

       Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, and we cannot be certain as to the future viability or value of any of our intellectual property rights or those of other companies within the IT industry. We cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any such infringement or misappropriation, should it occur, could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we cannot be certain that our business activities will not infringe the proprietary rights of others or that such other parties will not assert infringement claims against us. We anticipate that we may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties due to the dissemination of our content or the provision of access by our online services to content made available by third parties. Such claims and any resultant litigation, should it occur, could subject us to significant liability for damages and could result in invalidation of our property rights and, even if not meritorious, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention, any of which could have a material adverse effect on our business, results of operations and financial condition.

       We regard substantial elements of our products and services as proprietary and we attempt to protect them by relying on trademark, service mark, trade dress, copyright and trade secret laws and restrictions on disclosure and transfer of title. We also enter into confidentiality agreements with our employees, suppliers, distributors, consultants, vendors and customer and license agreements with third parties and generally seek to control access to and distribution of our technology, documentation and other proprietary information. We are pursuing the registration of our service marks but we currently have no patents or applications for patents pending for our products or services. Effective service mark, copyright and trade secret protection may not be available.

We Are Subject to the Risks Associated with Rapid Industry Changes

       The Internet services industry in which we operate is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service, software and other product innovations. We cannot guarantee that we will be able to identify new service opportunities successfully and develop and bring new products and services to market in a timely and cost-effective manner, or that products, software and services or technologies developed by others will not render our products and services non-competitive or obsolete. In addition, we cannot provide any assurance that our product or service developments or enhancements will achieve or sustain market acceptance or be able to address effectively the compatibility and interoperability issues raised by technological changes or new industry standards.

We Are Subject to Certain Risks Associated with the Year 2000

       The Year 2000 problem results from the fact that many existing computer programs and systems have used only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other process involving the Year 2000 or a later date.

       We have identified two main areas of Year 2000 risk for our IT systems:

       - Our internal computer systems or embedded chips could be disrupted or fail; causing an interruption or decrease in productivity in our operations; and

       - Computer systems or embedded chips of third parties including (without limitation) financial institutions, suppliers, vendors, landlords, customers, suppliers of communications services and others could be disrupted or fail, causing an interruption or decrease in our ability to continue our operations.

We Do Not Expect to Pay Dividends


       The Company does not anticipate paying cash dividends in the foreseeable future.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           The following discussion is based on our audited Consolidated Financial Statements for the years ended December 31, 1997 and 1998 and our unaudited Consolidated Financial Statements for the nine months ended September 30, 1998 and 1999. The reader should bear in mind that during the periods covered by these financial statements we were engaged in different businesses. Our business now focuses on providing Internet access and related products. We entered this business by acquiring Virtual Information Express, Computer Ease, and NetWorld Ohio in the first and second quarters of 1999. Before making those acquisitions, we were engaged in the skydiving business. We sold the skydiving business as of the end of the first quarter of 1999. We now receive rental income from leasing our airplanes to the purchasers.

           Much of our Internet related business is in an early stage of development. For example, Computer Ease (now A1 Services.com) and Virtual Information Express, which are providers of connectivity and value added services, have only been generating revenues from that business since the second quarter of 1998. Before that, their principal business was e-commerce sales of computer hardware and accessories, a business on which we are now refocusing. We anticipate that as the number of end-users of our services increases, a larger percentage of our revenues will be derived from recurring charges for connectivity, e-commerce and other value added services and a smaller percentage of our revenues will be derived from Web site design and technical services. However, we have not yet had sufficient experience in our current Internet related business to define trends or to determine whether our expectations are accurate.

           During the next twelve months we intend to focus on increasing the number of end-users of our services. To that end we will intensify our sales efforts to wholesale customers who resell our products and services to their own customers. We will also continue to review acquisition opportunities, particularly acquisitions of ISPs. We believe that our current organization and infrastructure enable us to rapidly assimilate such acquisitions and realize savings on personnel and equipment. To meet our plan we anticipate adding up to 15 additional employees in computer programming, marketing, customer service and sales during the next twelve months.

           The following table sets forth certain information about the source of our revenues:

          SOURCE OF REVENUES                         PERCENTAGE OF TOTAL REVENUES
--------------------------------------------------------------------------------------------------------
                                           YEAR ENDING                      NINE MONTHS ENDED
                                           DECEMBER 31                        SEPTEMBER 30
                                     1997               1998             1998                1999
--------------------------------------------------------------------------------------------------------
CONNECTIVITY                          -                  -                -                   38
HOSTING                               -                  -                -                    3
TECHNICAL SERVICE                     -                  -                -                    7
DESIGN FEES                           -                  -                -                   24
E-COMMERCE                            -                  -                -                   18
OTHER RECURRING                       -                  -                -                    0
INTERNET MARKET                       -                  -                -                    1
SKY DIVING                           100                100             100                    1
AIRPLANE LEASE                        -                  -                -                    8
OTHER INCOME                          -                  -                -                    6
DISCOUNTS                             -                  -                -                    0
   TOTAL                             100%               100%            100%                 100%

--------------------------------------------------------------------------------------------------------

The following table sets forth certain information about our cost of sales:

                                                 PERCENTAGE OF TOTAL COST OF SALES
--------------------------------------------------------------------------------------------------------
                                            YEAR ENDED                       NINE MONTHS ENDED
                                           DECEMBER 31                         SEPTEMBER 30
                                     1997                1998            1998                1999
--------------------------------------------------------------------------------------------------------
COST OF SALES

CONNECTIVITY                          -                   -               -                   45
COMPUTER EQUIPMENT                    -                   -               -                   43
LABOR                                 -                   -               -                   20
OTHER COST                            -                   -               -                    1
SKY DIVE COSTS                       100                 100             100                   1
PURCHASE DISCOUNTS                    -                   -               -                   (9)

   TOTAL                             100%                100%            100%                100%

--------------------------------------------------------------------------------------------------------

Results of Operations - Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

Revenues

       Total revenues increased from $76,203 to $1,867,789. In the nine months ended September 30, 1998, all of our revenues were derived from the skydiving business. In the nine months ended September 30, 1999, our revenues were derived from the following sources:

           Internet related business (primarily in the
           second and third quarters)                          $1,702,270

           Lease of our airplanes to the purchasers
           of our skydiving business                           $  143,156

           Skydiving business (in the first quarter)           $   22,363

           The principal components of our Internet related revenues were:

           Connectivity                            $700,937      41.1%
           Design Fees                             $455,250      26.7%
           Electronic Commerce                     $339,071      19.9%
           Technical Services                      $135,533       7.9%

Cost of Sales

       Cost of sales increased from $8,626 in the nine months ended September 30, 1998 to $773,857 in the nine months ended September 30, 1999. In the nine months ended September 30, 1998, our cost of sales related wholly to the skydiving business and consisted of pilot fees. In the nine months ended September 30, 1999 our cost of sales consisted primarily of Internet related costs as follows:

                                                          Cost of Sales
                                                          -------------
           Connectivity                                 $334,308      45%
           Design Fees                                   118,163      15%
           Electronic Commerce                           259,896      34%
           Technical Services                             35,097       5%

Operating Expenses

       The following table sets forth certain information regarding our operating expenses:

                                                  NINE MONTHS ENDED                              TWELVE MONTHS ENDED
                                    ------------------------------------------------ ---------------------------------------------
                                       30-SEP-99                  1998                   1998                  1997
OPERATING EXPENSES
  Salaries and related expenses          825,868      34.5%     112,500      35.2%           0        0.0%          0        0.0%
  Travel and entertainment                92,374       3.9%           0       0.0%         903        0.2%      1,729        0.5%
  Bad debt expense                        40,318       1.7%           0       0.0%           0        0.0%          0        0.0%
  Legal and professional                 199,192       8.3%      41,000      12.8%      82,692       17.8%     23,000        6.4%
  Occupancy costs                        112,769       4.7%      10,218       3.2%           0        0.0%          0        0.0%
  General and administrative             318,823      13.3%      23,146       7.2%      62,555       13.5%     33,954        9.5%
  Consulting                             244,155      10.2%      34,505      10.8%     185,588       40.0%    296,373       83.4%
  Depreciation and amortization          556,947      23.3%      98,210      30.7%     131,989       28.5%        826        0.2%
                                    ------------------------------------------------ ---------------------------------------------
TOTAL OPERATING EXPENSES               2,390,446     100.0%     319,579     100.0%     463,727      100.0%    357,882      100.0%
                                    ------------------------------------------------ ---------------------------------------------

       Operating expenses increased from $463,727 in the twelve months ended September 30, 1998 to $2,390,446 in the nine months ended September 30, 1999. All of the operating expenses for the 1998 period related to the skydiving business. Operating expenses for the nine months ended September 30, 1999 principally included skydiving business expenses for the first quarter and Internet business expenses for the second and third quarters. The shift of businesses is the major reason for the period to period increase in operating expenses. We do not believe that this increase indicates a trend and expect our operating expenses to continue at current levels during the next twelve months.


Other Expenses

       In the nine months ended September 30, 1999, our former Board of Directors authorized, and we issued, 300,000 shares of our common stock valued at $600,000 as advance payment for consulting services to be provided by certain individuals who we understand had expertise in marketing outdoor sports or extreme sports. No member of our current Board of Directors participated in this action. No written consulting agreement defining the scope of services to be performed was prepared. Our former Board of Directors authorized the issuance of these shares at a time when we were about to dispose of our skydiving business and become a provider of Internet-related services. When we disposed of our skydiving business we no longer had a need for expertise in marketing outdoor sports or extreme sports. No services are to be performed for our Internet business. Whatever consulting services may have been performed would have been performed in the first quarter of 1999, the period in which we still owned the skydiving business. Accordingly, we recognized the entire expense related to this consulting arrangement in the first quarter of 1999. We have determined to seek recovery of these shares or to seek damages for their issuance.

       In March 1999, our former Board of Directors authorized, and we issued, 250,000 shares valued at $500,000 to Leonard Tambasco our former President. None of our current Directors participated in this action. The shares were issued at a time when Mr. Tambasco had agreed to become our President for a period of three years and no specific contingencies were agreed upon for payment of the bonus. Mr. Tambasco resigned as President effective September 30, 1999. We are attempting to determine whether we have a legal basis to assert a claim for recovery of some or all of the shares issued to Mr. Tambasco because his three year term as our President was not completed.

Results of Operations - Year Ended December 31, 1997 As Compared to Year Ended December 31, 1998

Revenues

       Total revenues in the year ended December 31, 1998 were $84,560 as compared to $3,384 in the period from October 15, 1997 when we were formed, to December 31, 1997. All of our 1997 and 1998 revenues were derived from the skydiving business which we sold at the end of the first quarter of 1999.

Costs

       Total cost increased from $357,882 in the year ended December 31, 1997 to $463,727 in the year ended December 31, 1998. The largest components of these costs were:

       - consulting fees of $298,373 in 1997 and $185,588 in 1998 paid to our former corporate executives and others;

       -      professional fees of $23,000 in 1997 and $82,692 in 1998;

       -      insurance of $18,771 in 1997 and $36,043 in 1998;

       - and repair and maintenance of our airplanes of $8,849 in 1997 and $9,769 in 1998.

Liquidity and Capital Reserves

       Since our inception we have financed our operations primarily from the private sales of debt securities. Total net proceeds from the sale of equity securities in the period between our formation and September 30, 1999 amounted to approximately $4,585,000.

Cash Flow

       There was no cash effect from investing activities for the years ended December 31, 1997 and 1998 nor for the nine months ending September 30, 1998. However, for the nine months ended September 30, 1999, net cash of $1,376,985 was used in investing activities. This was substantially due to our purchasing $981,634 of property and equipment, primarily computer hardware and software. Additionally, $168,000 was used to acquire contracts to service ISPs from Net America and $238,215 was used to pay down certain notes receivable.

       Investing activities used cash of $1,258,437 and $0 in the years ended December 31, 1997 and 1998 and $0 and $1,376,985 in the nine months ended September 30, 1998 and 1999.

       Financing activities provided cash of $363,750 and $332,503 for the years ending December 31, 1997 and 1998. In 1997 the increase was primarily the result of our issuing 500,000 shares of common stock for cash of $500,000. This was somewhat offset by payments against notes payable to banks. In 1998, we issued an additional 500,000 shares of common stock for $500,000. A portion of these proceeds was used to retire debt. Financing activities for the nine months ending September 30, 1998 and 1999 provided cash of $242,489 (see above) and $4,547,490. For that period of 1999, we obtained substantially all of our financing from (1) issuance of 500,000 shares of common stock at $2.00 per share, (2)issuance of 725,889 shares of preferred stock at $4.50 per share, and
(3)issuance of short-term notes payable for $1,003,500. These were offset by payments on outstanding debt of $307,339.

Working Capital

       Our working capital, defined as the excess of our current assets over our current liabilities, was $1,116,527 at September 30, 1999 compared to ($795,879) at December 31, 1998 and ($390,404) at December 31, 1997. The increase reflects our stock offerings, issuance of debt and increased generation of revenues from operations. As a result, our cash increased from $10,205 at December 31, 1998 to $2,077,813 at September 30, 1999. Trade and other receivables also increased from $0 at December 31, 1998 to $924,116 at September 30, 1999. These current assets were offset by increases in current liabilities from $806,084 to $2,080,250.

       As of September 30, 1999 we had no borrowing facility established with a financial institution. We anticipate that our working capital together with the net proceeds of a private offering of equity securities which we completed in November 1999, in the amount of $5,020,000, will be sufficient to fund our cash flow deficit through March 31, 2000 when we expect to be in a positive cash flow position.

Year 2000

       The Year 2000 problem results from the fact that many existing computer programs and systems have used only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other process involving the Year 2000 or a later date.

       We have identified two main areas of risk related to the Year 2000 problem for our IT systems:

       - Our internal computer systems or embedded chips could be disrupted or fail, causing an interruption or decrease in productivity in our operations; and

       - Computer systems or embedded chips of third parties including (without limitation) financial institutions, suppliers, vendors, landlords, customers, suppliers of communications services and others could be disrupted or fail, causing an interruption or decrease in our ability to continue our operations.

       We have evaluated our state of readiness for the Year 2000 issue. With regard to our internal IT systems, we have concluded that substantially all of those systems are Year 2000 compliant. Our personnel have tested and analyzed our systems in the course of regular quality control and research and development. We did not spend significant capital on this evaluation. To date, the only costs in connection with our Year 2000 evaluation have been limited to internal staff costs, which have been expensed as incurred. The financial information contained in this Form 10-SB includes such costs, which are not material. Based on our experience to date, we do not anticipate that we will be required to incur significant additional operating expenses or to invest material amounts to obtain Year 2000 compliance.

       We have been assured by all major suppliers, vendors and customers that the existing IT and other systems, upon which we rely for products and services and for internal operations, are Year 2000 compliant. Based on those assurances, we believe that the IT systems utilized in our principal network, backbone and internal operations will meet Year 2000 requirements. We do not anticipate significant interruptions of billings or service to customers or disruptions of internal operations attributable to the Year 2000 problem. However, failure of any one provider may have a material impact on our operations. We are heavily dependent upon the veracity of their testing and statements of compliance as we cannot replicate and independently test the services supplied to us. At this time we cannot estimate the effect, if any, that non-compliant systems supplied by these entities could have on us. It is possible that the impact on us could be material if one or more of these systems are not Year 2000 compliant by the end of the year. If any of our material third party suppliers or vendors are not Year 2000 ready and their non-compliance causes a material disruption to any of their respective businesses or services, our business, operations and/or services could be materially and adversely affected. The most significant risks that the Year 2000 issues could present to us include, without limitation, disruption, delay or cessation of operations. For example, in the event of a widespread telecommunications failure (which we believe is our most reasonably likely worst case Year 2000 scenario), the entire Internet performance could potentially be affected due to its very nature as a collection of interconnected networks. A number of individual customers may suffer from complete outages of service, though we believe that most Internet services would likely continue to operate, although possibly at a reduced performance level. Other potential adverse Year 2000 scenarios include the failure or impairment of software that is provided by a third party and incorporated in one of our service platforms as a result of a Year 2000 problem. In that case, the particular service that the software supports could likewise become inoperable or perform incorrectly. Further, in the event that third-party-supplied equipment (including customer premise equipment) contains non-Year 2000-compliant technology, the systems, operations or services supported by that equipment also could fail or be interrupted. We have not developed technical or financial contingency plans which would be put in place in the event any of these Year 2000 problem actually occurs.


         Our experience since January 1, 2000 has not disclosed any material Year 2000 problems relating to either our internal computer systems or embedded chips or to the computer systems and embedded chips of third parties. However, it is possible that problems of the types discussed in the preceding paragraph could arise in the course of our future operations causing the consequences described.


ITEM 3. DESCRIPTION OF PROPERTIES

       Our headquarters is located at 15825 Shady Grove Road, Suite 50, Rockville, Maryland 20850, where we lease approximately 4527 square feet of office space. The five-year term of the lease commenced on March 6,1996. The current annual rent is $71,380.

       We also lease approximately 450 square feet of office space in Sandusky, Ohio at an annual rental of $3,750, and approximately 2800 square feet in Fremont, Ohio at an annual rental of $16,800. The properties are the subject of one-year leases expiring on July 31, 2000.

       In Sharon, Massachusetts we lease 2785 square feet of office space at an annual rent of $37,597.50. The lease is due to expire on August 1, 2000.

       Our former executive offices were located in approximately 1150 square feet of office space in Boca Raton, Florida. We are obligated for rental payments on this property through September 29, 2001. The current annual rent is $27,900. We moved our executive offices from Boca Raton, Florida to Rockville, Maryland when we disposed of the skydiving business that is based in Florida and acquired our principal Internet-related subsidiaries which are based in Rockville, Maryland. We are attempting to sublet the space in Boca Raton but no agreement for a sublease has been reached.

       We lease approximately 400 square feet at Frontier's Global Center for use as our data warehousing facility. The lease has a one-year renewable term and we pay rent at the rate of $60,000 per year. The facility has more than one gigabyte of Internet bandwidth available to us therefore allowing us to provide T-1 hosting services on a pay as you go basis.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of A1 Internet's common stock and Series A preferred stock as of November 30, 1999, by each shareholder known by us to be the beneficial owner of more than 5% of A1 Internet's common stock or Series A preferred stock, each director and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.

       TITLE OF CLASS        NAME AND ADDRESS             Number of Shares(1) Owned        % OF CLASS
       --------------        ----------------                                              ----------
         Common           Bruce Bertman                          3,368,000(2)                36.25
                          19200 Autumn Maple Lane
                          Gaithersburg, MD 20879

         Common           Larry Kerschenbaum                       600,000                    6.45
                          255 Wychmer Terr.
                          Wellington, FL 33414

         Common           Noved Holdings Inc.                      565,000                    6.08
                          932 Burke Street
                          Winston Salem, NC 27101

         Common           Leonard Tambasco
                          22355 Collington Dr.
                          Boca Raton, FL 33428                     321,000(3)                 3.45

         Common           Martin Sumichrast                        100,000                    1.08
                          6000 Fairview Rd.
                          Suite 1410
                          Charlotte, NC 28210

         Common           Donald Dea                                40,000                    0.43
                          12 Saint Ebbas Drive
                          Penfield, NY 14526

         Preferred        Richard Greene                            70,000                    6.27
                          15 Melville Lane
                          Great Neck, NY 11023

         Preferred        James Kotsopoulos                        100,000                    8.96
                          5662 Jerez Ct.
                          Fort Myers, FL 23914

         Preferred        Steven Etra                              130,000(4)                11.65
                          Heather Hill Road
                          Brookville, NY 11545

         Preferred        Jay Raubvogel                            222,222                   19.92
                          5 Brook Lane
                          Brookville, NY 11545

         Common           All Executive officers and
                          directors as a group(5)                3,779,000                   38.80

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

       (a) Our current directors and executive officers, who will serve until the next annual meeting, or until their successors are elected or appointed and qualified, are as follows:


-------------------------
(1) Represents the number of shares of common stock owned of record and beneficially by each named person or group, expressed as a percentage of 9,739,500 shares of A1 Internet's common stock outstanding as of November 30, 1999 or 1,115,553 shares of A1 Internet's Series A preferred stock, outstanding as of November 30, 1999.

(2) 200,000 of Mr. Bertman's shares are held by Cyberrealm, Inc. and 100,000 shares are held by Stock Maker, Inc., both of which are exclusively owned by Mr. Bertman.

(3) 200,000 of Mr. Tambasco's shares are currently held beneficially by his children.

(4) Includes 65,000 shares owned by SRK Associates, LLC, of which Mr. Etra is President.

(5) Includes: Bruce Bertman, Chief Executive Officer, President, Treasurer and Director; Leonard Tambasco, Secretary; Martin Sumichrast, Director; and Donald Dea, Director.

         NAME                               AGE                                  OFFICE HELD
Bruce Bertman                                42                       Director, President, Treasurer, and
                                                                      Chairman of the Board of Directors

Martin A. Sumichrast                         32                       Director

Donald Dea                                   45                       Director

Leonard J. Tambasco, Jr.                     41                       Secretary

Bruce Bertman - Mr. Bertman has served as a Director since March 5, 1999 and serves as our Chairman of the Board, Chief Executive Officer, President, and Treasurer. Mr. Bertman is our full-time employee. Mr. Bertman has more than 12 years of experience in the high technology industry. From 1988 to 1991, he served as Regional Manager and Operating Officer of Inacomp Computer Centers, a predecessor of Inacom. From 1991 to 1993, Mr. Bertman was Vice President of Microware Distributors, a computer product distribution organization, in charge of government reseller programs on a national basis. In 1993, Mr. Bertman founded Computer Ease, LLC, where he served as its President until we acquired that company in 1999. In 1998, Mr. Bertman founded Stockmaker.com, Inc. and serves as President and Chairman of that company. Mr. Bertman also currently serves as a director of several internet-related companies, including EBOnline.com Inc., Cyber Realm Inc., and Computer Kids Network, Inc.

Martin A. Sumichrast - Mr. Sumichrast has been a Director since May 21, 1999. Mr. Sumichrast has also served as a Director of Eastbrokers International Incorporated since its inception in January 1993, and has served that company as its Chairman of the Board, Chief Executive Officer and President since December 1998, Vice Chairman from March 1997 through December 1998, Chief Financial Officer from January, 1993 to August, 1996, and Secretary from 1993 to the present. Mr. Sumichrast also serves as Chairman of Eastbrokers North America, Inc., a subsidiary of Eastbrokers International Incorporated.

Donald Dea - Mr. Dea has been a Director since October, 1999. Mr. Dea has also been a co-founder and partner of Fusion Productions, a meeting planning company, since 1995. Mr. Dea was Vice President and co-founder of Alaris Inc., a developer of high performance systems, motherboards and peripheral products for personal computers, from 1992 to 1995. From 1984 to 1992, he worked for Xerox Corporation, servings as: General Manager of U.S. Customer Operations, in charge of developing strategic partnerships; General Manager of OEM/VAR Channel Operations; Manager of Marketing and Quality.

Leonard Tambasco - Mr. Tambasco serves as our Secretary on a part-time basis and devotes approximately 25% of his available working time to our company. From March 5, 1999 until September 30, 1999, Mr. Tambasco served as our President and a director. From 1998 until April 1999, Mr. Tambasco served as CEO and Chairman of the Board of Computer Access International. From 1996 to 1998, Mr. Tambasco was the Director of Purchasing and Contract for Computer Access International. Between 1993 and 1996, Mr. Tambasco ran his own consulting firm, Callaway International Corporation. Between 1976 and 1993, Mr. Tambasco worked as an employee and later as the President of Trevus Construction Corporation, a family-owned road and sewer contractor in New York City.

       (b)    There are no other officers or significant employees.

       (c) No family relationships exist between the directors and the officers.

       (d) No legal proceedings have been instituted in the previous five years against any of our directors or officers. We have no knowledge of any legal proceedings against any predecessor director, officer, or promoter.

ITEM 6. EXECUTIVE COMPENSATION

       (a) GENERAL. No salary or regular compensation is paid to our directors. Pursuant to our By-laws, directors are eligible to be reimbursed for their actual out of pocket expenses incurred in attending Board of Directors meetings and other director functions, as well as fixed fees and other compensation to be determined by the Board of Directors. No such compensation or expense reimbursements have been requested by the directors or paid to date. No formal bonus, stock option plan, stock appreciation rights, stock incentive plan, or other compensation or perquisites have been implemented. Salary amounts paid to our executive officers are detailed in subsection (b) below.

       (b) SUMMARY COMPENSATION TABLE. The following table sets forth certain summary information concerning the compensation paid to the Chief Executive Officer and certain executive officers for the fiscal year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                          FISCAL
NAME AND PRINCIPAL POSITION                              YEAR PAID        SALARY               BONUS        OTHER COMPENSATION
Larry Kerschenbaum - Former CEO, Chairman of the Board*    1998           75,000               0            0
Thomas H. Keese - Former President**                       1998           75,000               0            0
Leonard Tambasco - Former President***                     1999               0                0            $ 500,000

------------------------
       *Mr. Kerschenbaum resigned as CEO and Chairman of the Board on March 5, 1999. Bruce Bertman was appointed CEO, President, and Treasurer in his place and continues to serve in such offices.

       **Mr. Keese resigned as our President on March 5, 1999.

       ***Mr. Tambasco received 250,000 shares of common stock valued at $2.00 per share as executive compensation upon his becoming President of the company.

       (c) OPTION/SAR GRANTS. We have not granted any options or stock appreciation rights during the last fiscal year.

       (d) AGGREGATE OPTION/SAR EXERCISES. No stock options or stock appreciation rights have been exercised in the last fiscal year.

       (e) LONG TERM INCENTIVE PLAN AWARDS. No long term incentive plans have been awarded.

       (f) COMPENSATION OF DIRECTORS. No salary or regular compensation is paid to our directors. Our directors are entitled to reimbursement of out of pocket expenses incurred in connection with their duties as directors. To date, no such expenses have been requested or paid.

       (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT. On March 5, 1999, we entered into identical Employment Agreements with Bruce Bertman and Leonard
J. Tambasco, Jr. (collectively, the "Employment Agreements"). These Employment Agreements were for a term of two years, commencing March 5, 1999. Unless we or the employees provide notice of intent to terminate, the term of the Employment Agreements is to automatically renew for additional one year periods. The Employment Agreements provide for Mr. Bertman and Mr. Tambasco to receive a base salary of $96,000 per year each, which amounts are to increase by 6% per year beginning on the first anniversary of the term. In addition to the base salary, the Employment Agreements call for the reimbursement of all ordinary business expenses, as well as the payment of 80% of the cost of Family Health Insurance. The Employment Agreements provide Mr. Bertman and Mr. Tambasco with a $650 per month automobile allowance, and two weeks vacation per year, with additional vacation to accrue at a rate of 1 week for each additional year of employment.


Mr. Tambasco, who lives in Florida, resigned as President when the Company moved its offices to Maryland, where its Internet business is based. He is currently a part-time officer. Accordingly, a modification of his agreement is being negotiated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Executive Compensation" on page 17.


       (h) REPORT ON REPRICING OF OPTIONS/SARs. No options or stock appreciation rights have been granted.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       (a) The following transactions have been undertaken within the last two years with related parties.

Larry Kerschenbaum and Thomas Keese

       On March 30, 1999, our wholly-owned subsidiary, Skydive USA, was sold to Larry Kerschenbaum and Thomas Keese, two of our founding shareholders, officers and directors. In consideration for Skydive USA, Messrs. Kerschenbaum and Keese returned to us a total of 400,000 shares of our outstanding common stock.

       On March 31, 1999, our wholly-owned subsidiary, Gravity Pilot Air, Inc., agreed to lease its two airplanes to Skydive USA, a former subsidiary, for a term of twelve months. The lease provides that Gravity Pilot Air, Inc. is to receive base rent of $21,176 per month for the use of the airplanes, and an additional $35 for each hour of flight of the leased aircraft. Please refer to Investments.

       In connection with the resignation of Larry Kerschenbaum, we paid him a total of $35,000 as severance pay. This amount was paid in seven monthly payments of $5,000 each.

       During the first six months of 1999, We challenged claims for reimbursement of alleged business expenses made by our former President Larry Kerschenbaum and our former CEO Thomas Keese. These claims had previously been carried on our books as liabilities totaling $177,331. Messrs. Kerschenbaum and Keese did not provide documentation or other evidence substantiating these claimed expenses and agreed to forgive the alleged indebtedness.

Bruce Bertman

       On February 1, 1999, we entered into an Exchange Agreement with Bruce Bertman, our present Chief Executive Officer, President, Treasurer and Chairman of the Board, pursuant to the which we purchased 100% of the outstanding common stock of Virtual Information Express from Mr. Bertman in exchange for 300,000 shares of our restricted common stock, valued at $2 per share. Our Board of Directors valued our common stock at $2 per share based upon its determination that the market would not support a higher valuation. Our common stock was quoted on the OTC Bulletin Board at approximately $5.50 per share from January to March, 1999. However, there was minimal trading volume during this period. In addition, in December 1998 we undertook a private offering of our common stock at $2 per share which was completed in April 1999. The Board determined that the price of $2 per share used in the offering was an accurate indicator of what investors were willing to pay for our common stock at the time.

       On March 24, 1999, we entered into an Exchange Agreement with the members of Computer Ease, pursuant to which we purchased 100% of the membership units of Computer Ease, in exchange for 4,000,000 shares of our restricted common stock and our agreement to provide Computer Ease with $500,000 in working capital. At the time of the transaction, Mr. Bertman was the majority owner of Computer Ease. Computer Ease has since merged with our wholly-owned subsidiary, Al Internet Services, Inc.(SM). Computer Ease's purchase price was determined by using a multiple of 1 times Computer Ease's gross revenues. In connection with this transaction, we valued our stock at $2 per share on the basis of an analysis similar to that used in the Virtual Information Express transaction.

       On April 20, 1999, we issued 120,000 shares of our common stock to Bruce Bertman in full payment for the $372,692 owed to Mr. Bertman by Computer Ease and Virtual Information Express.

       During 1997 and 1998, Computer Ease borrowed various amounts from Bruce Bertman and Mr. Bertman incurred $62,292 in reimbursable business expenses on behalf of that company. Some of these amounts were repaid. Upon our acquisition of Computer Ease, we became responsible for the balance owed to Mr. Bertman. As of September 30, 1999, the outstanding balance was $370,649.

       At the time of our acquisition of Computer Ease, it had accounts receivable from two companies owned by Bruce Bertman, CyberRealm, Inc. and Stockmaker.com, Inc. These accounts receivable represented amounts owed to Computer Ease for goods and services purchased by CyberRealm, Inc. and Stockmaker.com, Inc. at regular prices and services. Computer Ease, LLC also had accounts payable to Stockmaker.com, Inc. as commissions for referrals provided by Stockmaker.com, Inc.

       When we acquired Computer Ease, we assumed the rights and obligations of Computer Ease, LLC with regard to the accounts receivable and accounts payable.

       On September 30, 1999, we purchased from Bruce Bertman computer hardware and equipment valued at $558,020. In consideration for Mr. Bertman's contribution of this hardware and equipment, we paid the purchase price by offsetting accounts payable to Stockmaker.com, Inc. and Cyber Realm Inc., in the amounts of $304,875 and $248,623, respectively. We also offset accounts receivable from Stockmaker, Inc. in the amount of $29,650. The balance of $34,172 was paid to Mr. Bertman in cash.

       Before we acquired Computer Ease, it sold services to, and purchased computer products and equipment from, Eurobridge D.C., Inc., a company affiliated with Bruce Bertman. When we acquired Computer Ease, it had a net payable to Eurobridge totaling $67,393, which amount we subsequently paid in full.

Leonard J. Tambasco

       On March 9, 1999, we issued 250,000 shares of our common stock to Leonard
J. Tambasco, Jr. in exchange for his agreement to serve as our President.
Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations-Other Expenses" and "Executive Compensation" which appear in other parts of this Form 10-SB.

Martin Sumichrast

       On July 1, 1999, we entered into a Placement Agreement with EBI Securities Corporation, a subsidiary of Eastbrokers International Incorporated, pursuant to which EBI Securities Corporation agreed to act as Placement Agent for up to $10 million of our preferred stock. Our director, Martin Sumichrast, serves as Chairman of the Board, Chief Executive Officer and President of Eastbrokers International Incorporated. We own approximately 14% of EBOnlineinc.com, a company of which Mr. Bertman owns approximately 7% and Eastbrokers International Incorporated owns approximately 45%.

       On April 5, 1999, Martin Sumichrast purchased 100,000 shares of our restricted common stock at a price of $2 per share. Mr. Sumichrast executed a non-negotiable term note for the principal balance of $200,000, due on December 31, 2004. The note from Mr. Sumichrast is payable in either cash or our common stock. This transaction took place at or about the same time as our acquisition of Virtual Information Express and Computer Ease, and the purchase price of the stock purchased by Mr. Sumichrast was determined in a manner similar to the price determinations in those transactions.

       On February 2, 1999, we issued to EBI Securities Corporation a warrant to purchase 500,000 shares of our common stock with an exercise price of $.10 per share as payment for professional services performed in the first quarter of 1999.

       There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B. There are no transactions between A1 Internet and other companies for which our directors serve as directors or employees other than in the normal course of business. With the exception of Fusion Productions, we charge companies that share directors or officers with us at the same rate at which we charge other, unrelated companies. Our director, Donald Dea, is a co-founder of Fusion Productions. A part of the business of Fusion Productions involves the sale of Web design and other value added services to its customers. We provide those services to Fusion Productions at wholesale rates so that they may be resold at competitive prices. Fusion Productions was a client of Computer Ease for almost 6 years prior to the time we purchased Computer Ease in March, 1999. We continue to charge Fusion Productions the same or higher rate than the rates which we charged prior to Mr. Dea becoming one of our directors.


ITEM 8. DESCRIPTION OF SECURITIES


       The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.001 per Share. As of December 15, 1999, 9,739,500 shares were outstanding. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. There are no sinking fund provisions for any of the Company's securities. The Common Stock currently outstanding is validly issued, fully paid and nonassessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and preferred shareholders. The Company may pay dividends, in cash or in securities or other property, when and as declared by the Board of Directors from funds legally available therefore, but has paid no cash dividends on its Common Stock to date and does not anticipate paying dividends in the foreseeable future.

Preferred Stock


       The Company is authorized to issue 5,000,000 Shares of Preferred Stock, par value $.001 per Share. The Company has designated 2,000,000 Shares as Series A Convertible Preferred Stock (the "Series A Preferred Stock") and had 1,115,553 of these shares outstanding as of December 15, 1999. Each share of Series A Preferred Stock is entitled one vote per share of Common Stock into which it is convertible and votes with the Common Stock as a single class, except in certain limited circumstances.


       Subject to certain adjustments, each share of Series A Preferred Stock is convertible into one share of Common Stock. The Series A Preferred Stock is convertible upon the written request of a holder and is automatically converted upon the effectiveness of a registration statement filed by us under the Securities Act of 1933 which relates in whole or in part to registration of the Common Stock into which the Series A Preferred Stock is convertible.

       Holders of at least fifty-one percent (51%) of the Series A Preferred Stock have this right to demand that we register the Common Stock into which the Series A Preferred Stock is convertible under the Securities Act. In addition, holders have the right to include the Common Stock into which their Series A Preferred Stock is convertible in certain registration statements filed by us.

       The Series A Preferred Stock is preferred as to both earnings and assets, and in the event of liquidation, dissolution, or winding up of the Company, holders of the Series A Preferred Stock shall be entitled to be paid $4.50 per share before any assets of the Company are distributed among or paid over to the holders of the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

            From May 24, 1999 to November 19, 1999, our common stock traded on the OTC Bulletin Board under the symbol "AWON." In the period between October 10, 1998, when trading on the OTC Bulletin Board began, and May 24, 1999, our common stock traded under the symbol "HALO."

            On January 4, 1999, the SEC approved amendments to Rules of the National Association of Securities Dealers that limit quotations on the OTC Bulletin Board to the stock of companies that are registered with the SEC under the Securities Exchange Act of 1934. The letter "E" is affixed to ticker symbols of those companies that have not completed the registration process with the SEC as of a certain date and indicates that the affected company will be removed from the OTC Bulletin board within 30 days. On November 19, 1999, an "E" was affixed to our OTC Bulletin Board trading symbol and our common stock began trading under the symbol "AWONE." Our common stock was removed from the OTC Bulletin Board on December 16,1999, because we had not then completed the registration process. Our common stock is currently listed in the "Pink Sheets" of the National Quotation Bureau, LLC. The closing price of our common stock on the OTC Bulletin Board was 6-3/4 on December 15, 1999.

       The following table sets forth for the periods indicated the high and low bid prices for our common stock as reported each quarterly period in 1997, 1998 and 1999. The prices are inter-dealer prices, do not include retail mark ups, mark downs or commissions and may not necessarily represent actual transactions.

                                                                       High                Low
              1998                                                     ----                ---
              ----
              Fourth Quarter (beginning October 10, 1998)              5                   3-3/4

              1999
              ----
              First Quarter                                            7-1/2               1
              Second Quarter                                           8                   5.13
              Third Quarter                                            7-3/4               5
              Fourth Quarter (through December 15, 1999)               6-3/4               3 3/8

ITEM 2. LEGAL PROCEEDINGS

       We are not party to any legal proceeding which could have a material effect upon our business, financial condition or results of operations.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       For the fiscal year ended December 31, 1999, we have retained Spicer, Jeffries & Co. as our principal independent accountant to replace Cohen & Kameny CPA's PLCC, our principal accountant for the fiscal years ended December 31, 1997 and 1998. Cohen & Kameny's report on our financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope, or accounting principals. The decision to change accountants was approved by our Board of Directors. There were no disagreements with our former accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved would have caused our former accountant to make reference to the subject matter of the disagreement(s) in connection with its report.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

       (a) We have made the following sales of unregistered common stock since our organization on October 17, 1997. All sales listed below which were made on or before April 26, 1999, were made by Halo Holdings of Nevada, Inc. All sales since that date were made by A1 Internet.

       DATE
     OF ISSUE      TITLE      PURCHASER                              SHARES SOLD           CONSIDERATION            EXEMPTION
    ----------   ---------    -------------------                  -------------  -----------------------------  ------------
       10/15/97  Common       Larry W. Kerschenbaum                    1,500,000  Founder Services of $1,500     Section 4(2)
       10/15/97  Common       Thomas H. Keesee                         1,500,000  Founder Services of $1,500     Section 4(2)
        1/15/98  Common       E&L Investments, Inc.                      250,000  $250,000                       Regulation D
        1/15/98  Common       Sarah Kerschenbaum                          25,000  $25,000                        Regulation D
        1/15/98  Common       Dave Mazess                                100,000  $100,000                       Regulation D
        1/15/98  Common       Brian Campbell                              45,000  $45,000                        Regulation D
        1/15/98  Common       Estate of James Darby                       55,000  $55,000                        Regulation D
        1/15/98  Common       Elliott Broidy                             250,000  $250,000                       Regulation D
        1/15/98  Common       Cored Capital Corporation                  250,000  $250,000                       Regulation D
        1/15/98  Common       Atlantic Aero, Inc.                         25,000  $25,000                        Regulation D
       12/21/98  Common       Gravity Pilot Air, Inc.                    300,000  Merger (exchange all           Section 4(2)
                                                                                  outstanding stock)
        1/27/99  Common       Brian Campbell                              25,000  $25,000 Receivable             Regulation D
        1/27/99  Common       Clifford Morgan                             27,500  Consulting services            Section 4(2)
        1/27/99  Common       Eduardo Lautieri                             7,500  $7,500 Receivable              Regulation D
         3/5/99  Common       Lenny Tambasco                             250,000  Executive compensation         Section 4(2)
         3/5/99  Common       Eduardo Lautieri                           250,000  Consulting services            Section 4(2)
         3/5/99  Common       Moe Cohen                                   50,000  Consulting services            Section 4(2)
        3/25/99  Common       South Florida Glazing                       25,000  $50,000                        Regulation D
        3/25/99  Common       Ben Beckes                                  53,000  $106,000                       Regulation D
        3/25/99  Common       Larry Littlefield                            5,000  $10,000                        Regulation D
        3/25/99  Common       Bobby Nelson Bodiford                       12,500  $25,000                        Regulation D
        3/25/99  Common       Phyllis Lott                                 5,000  $10,000                        Regulation D
        3/25/99  Common       Amerigo Investor Group                      40,000  $80,000 Note                   Regulation D
        3/25/99  Common       Eduardo Lautieri                            14,000  $28,000                        Regulation D
        3/25/99  Common       Yucatan Holding Company                      1,000  $2,000                         Regulation D
        3/25/99  Common       Dorothy Littlefield                          3,500  $7,000                         Regulation D
        3/25/99  Common       Blue Sky Unlimited                          80,000  $160,000 Note                  Regulation D
        3/30/99  Common       Bruce Bertman                            3,400,000  Exchange for Computer Ease     Section 4(2)
                                                                                  LLC
        3/30/99  Common       Mark Bertman                               200,000  Exchange for Computer Ease     Section 4(2)
                                                                                  LLC
        3/30/99  Common       Jeffrey Lieberman                          200,000  Exchange for Computer Ease     Section 4(2)
                                                                                  LLC
        3/30/99  Common       Dustin Cobb                                200,000  Exchange for Computer Ease     Section 4(2)
                                                                                  LLC
        3/30/99  Common       Bruce Bertman                               29,750  Exchange for Virtual           Section 4(2)
                                                                                  Information Express Inc.
        3/30/99  Common       Mark Bertman                                 1,750  Exchange for Virtual           Section 4(2)
                                                                                  Information Express, Inc.
        3/30/99  Common       Jeffrey Lieberman                            1,750  Exchange for Virtual           Section 4(2)
                                                                                  Information Express, Inc.
        3/30/99  Common       Dustin Cobb                                  1,750  Exchange for Virtual           Section 4(2)
                                                                                  Information Express, Inc.
        3/30/99  Common       Net World Ohio Inc.                         37,000  Merger (exchange all           Section 4(2)
                                                                                  outstanding stock)
         4/6/99  Common       Cimarron Capital Corporation                23,000  $46,000                        Regulation D
         4/6/99  Common       Market Edge Inc.                            15,000  $30,000                        Regulation D
         4/6/99  Common       Arlan Akerlind                               5,000  $10,000                        Regulation D
         4/6/99  Common       George and Diane Morgan                     10,000  $20,000                        Regulation D
         4/6/99  Common       Keith Krupka                                40,000  $80,000                        Regulation D
         4/6/99  Common       Morton and Joyce Sosin                      10,000  $20,000                        Regulation D

         4/6/99  Common       Therese Esposito                             5,000  $10,000                        Regulation D
         4/6/99  Common       Elliot Broidy                              118,000  $236,000                       Regulation D
         4/6/99  Common       Deborah Ann Ingraham                         5,000  $10,000                        Regulation D
         4/6/99  Common       John L. House                               10,000  $20,000                        Regulation D
         4/6/99  Common       Mark Bertman                                10,000  $20,000                        Regulation D
        4/13/99  Common       Bruce Bertman                              120,000  Exchange for debt              Section 4(2)
        7/12/99  Common       Bruce Bertman                              265,000  Exchange for Virtual           Section 4(2)
                                                                                  Information Express, Inc.
        7/12/99  Common       Martin Sumichrast                          100,000  $200,000 Note                  Section 4(2)
        8/19/99  Common       NetAmerica                                 190,000  $1,330,000 in assets           Section 4(2)
        8/30/99  Common       Quanta Corporation                           5,000  Consulting services            Section 4(2)
        8/30/99  Common       Mike Strauss                                 5,000  Consulting services            Section 4(2)
        9/22/99  Preferred*   Frank Huang                                 11,111  $50,000                        Regulation D
        9/23/99  Preferred*   Matt Goud                                   10,000  $45,000                        Regulation D
        8/24/99  Preferred*   Steven and Irene DeCosta                    20,000  $90,000                        Regulation D
        8/30/99  Preferred*   Michael Cohen                               44,444  $200,000                       Regulation D
        8/24/99  Preferred*   Roderick O'Shea                             10,000  $45,000                        Regulation D
        8/16/99  Preferred*   Northridge Development Corp.                40,000  $180,000                       Regulation D
        8/11/99  Preferred*   David Tevet                                 15,000  $67,500                        Regulation D
        8/16/99  Preferred*   Richard Carter                              15,000  $67,500                        Regulation D
        8/05/99  Preferred*   Jesse Goldstein                              5,000  $22,500                        Regulation D
        9/30/99  Preferred*   HBC Investment Group, Inc.                  50,000  $225,000                       Regulation D
        9/12/99  Preferred*   Galt Asset Management, LLC                  20,000  $90,000                        Regulation D
        8/30/99  Preferred*   Kandel & Son Profit Sharing Plan             6,000  $27,000                        Regulation D
        8/30/99  Preferred*   Richard Kandel                              16,000  $72,000                        Regulation D
        8/30/99  Preferred*   Richard Greene                              70,000  $315,000                       Regulation D
        9/15/99  Preferred*   Dr. Steven Kobren                           22,222  $100,000                       Regulation D
        8/27/99  Preferred*   Steven Etra                                 65,000  $292,500                       Regulation D
        9/21/99  Preferred*   Jay Raubvogel                              222,222  $1,000,000                     Regulation D
        8/27/99  Preferred*   Blanche Etra                                22,000  $99,000                        Regulation D
        9/10/99  Preferred*   SRK Associates, LLC                         65,000  $292,500                       Regulation D
        9/07/99  Preferred*   Jean Etra                                   18,000  $81,000                        Regulation D
        9/30/99  Preferred    Ferro Pasquale                              23,000  Exchange for Debt              Section 4(2)
        9/30/99  Preferred    Alan Lisenby                                55,555  Exchange for Debt              Section 4(2)
        9/30/99  Preferred    Outerbanks Limited                          44,444  $200,000                       Section 4(2)
       10/10/99  Preferred*   Lenord and Rosemarie Imperio                10,000  $45,000                        Regulation D
       10/04/99  Preferred*   Matt Bencriscutto                           20,000  $90,000                        Regulation D
       10/10/99  Preferred*   Jerry Poole                                 33,333  $150,000                       Regulation D
       10/10/99  Preferred*   Galt IT                                     30,000  $135,000                       Regulation D
       10/10/99  Preferred*   James Kotsopoulos                          100,000  $450,000                       Regulation D
       10/10/99  Preferred*   Polymer Applications                        30,000  $135,000                       Regulation D
       10/15/99  Preferred    Calvin Caldwell                             22,222  Exchange for Debt              Section 4(2)

*The principal underwriters for this transaction were EBI Securities Corporation and J.B. Sutton Group, LLC. Both EBI and JB Sutton received a warrant to purchase 500,000 shares of common stock exercisable at $5.50 per share and which expires 5 years from the date of issuance. In addition, each of EBI and JB Sutton were given the right to receive warrants to purchase 50,000 shares of common stock at an exercise price of $2.75 per share for each $500,000 increment that A1 Internet's gross sales falls below $13,000,000 on each of February 28, 2000 and August 31, 2000.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company intends to maintain insurance against all liability incurred by its officers and directors in defense of any actions to which they may be made parties by reason of their positions as officers and directors and is in the process of obtaining this insurance.

       Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person's conduct as officers or directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. The Articles of Incorporation provide for indemnification of the directors and officers of the Company. In addition, the Bylaws of the Company provide for indemnification of the directors, officers, employees, or agents of the Company. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

FINANCIAL STATEMENTS AND EXHIBITS

       The following documents are attached hereto and incorporated herein by reference.


                A.    FINANCIAL STATEMENTS
                      F-1                    Audited Financial Statements as of December 31, 1998,
                                             including audited balance sheet, and audited statements
                                             of income, cash flows, and changes in stockholders' equity.

                      F-2                    Unaudited Financial Statements as of September 30, 1999,
                                             including unaudited balance sheet, and related statements
                                             of income and cash flows.

                B.    EXHIBIT
                     *2.1                    Acquisition Agreement dated October 17, 1997, between
                                             Halo Holdings of Nevada, Inc., Tom Keesee and Larry
                                             Kerschenbaum, regarding the acquisition of Gravity
                                             Pilot Air, Inc. (filed as Exhibit 2.1 to A1 Internet's
                                             Second Amendment to Form 10-SB12G filed as of December 13,
                                             1999, No. 000-27243, and incorporated herein by reference).

                     *2.2                    Stock Purchase Agreement dated February 1, 1999,
                                             between Halo Holdings of Nevada, Inc. and Bruce
                                             Bertman, regarding the acquisition of Virtual
                                             Information Express, Inc. (filed as Exhibit 2.2 to A1
                                             Internet's Second Amendment to Form 10-SB12G filed as of
                                             December 13, 1999, No. 000-27243, and incorporated herein
                                             by reference).

                     *2.3                    Stock Purchase Agreement dated February 1, 1999,
                                             between Halo Holdings of Nevada, Inc. and Bruce
                                             Bertman, regarding the acquisition of ComputerEase,
                                             LLC (filed as Exhibit 2.3 to A1 Internet's
                                             Second Amendment to Form 10-SB12G filed as of December 13,
                                             1999, No. 000-27243, and incorporated herein by reference).

                     *2.4                    Stock Purchase Agreement dated March 31, 1999,
                                             between Larry W. Kerschenbaum and Halo Holdings of
                                             Nevada, Inc., regarding the sale of Skydive USA (filed as
                                             Exhibit 2.4 to A1 Internet's Second Amendment to Form
                                             10-SB12G filed as of December 13, 1999, No. 000-27243, and incorporated herein by reference).

                     *2.5                    Stock Purchase Agreement dated April 19, 1999,
                                             between Halo Holdings of Nevada, Inc. and the
                                             Shareholders of Networld of Ohio, Inc., regarding the
                                             acquisition of Networld of Ohio, Inc. (The following
                                             attachments are not included but are incorporated
                                             herein by reference and will be provided to the SEC
                                             upon request: Schedule 2(d) Leased Property; Schedule
                                             5.14 Disclosed Liabilities; Schedule 5.15 Material
                                             Terms; Schedule 5.16(a) Tangible Property; Schedule
                                             5.16(b) Real Property; Schedule 5.16(c) Other Assets;
                                             Schedule 5.19 Affiliated Transactions; Schedule 5.20
                                             Bank Accounts; Schedule 5.21 Environmental Compliance;
                                             Schedule A Common Stock).

                     *2.6                    Purchase and Sale Agreement dated August 19, 1999,
                                             between A1 Internet Services, Inc., NetAmerica, Inc.,
                                             William Fritts and Bruce Bertman, regarding A1
                                             Internet's acquisition of contracts from NetAmerica
                                             (The following attachments are not included but are
                                             incorporated herein by reference and will be provided
                                             to the SEC upon request: Exhibit A List of Intangible
                                             Assets; Exhibit B Bill of Sale; Exhibit C Promissory
                                             Note and Security Agreement; and Exhibit D Stock
                                             Pledge).

                     *3.1                    Articles of Incorporation of A1 Internet.com, Inc.
                                             (filed as Exhibit 3.I.A to A1 Internet's First
                                             Amendment to Form 10-SB12G filed as of November 17,
                                             1999, No. 000-27243, and incorporated herein by
                                             reference).

                     *3.2                    Certificate of Amendment of Articles of Incorporation
                                             (filed as Exhibit 3.B to A1 Internet's First
                                             Amendment to Form 10-SB12G filed as of November 17,
                                             1999, No. 000-27243, and incorporated herein by
                                             reference).

                     *3.3                    Bylaws of Halo Holdings of Nevada, Inc. (filed as
                                             Exhibit 3.II to A1 Internet's First Amendment to Form
                                             10-SB filed as of November 17, 1999, No. 000-27243,
                                             and incorporated herein by reference).

                     *4.1                    Certificate of Designation for A1 Internet's Series A
                                             Convertible Preferred Stock (filed as Exhibit 2.C to
                                             A1 Internet's Form 10-SB12G filed as of September 3,
                                             1999, No. 000-27243, and incorporated herein by
                                             reference).

                     *4.2                    Agreement to Lock Up dated May 19, 1999, between
                                             Jerry Lee Poole, EBI Securities and the J.B. Sutton
                                             Group, Inc., regarding the transfer restrictions on
                                             certain A1 Internet common stock owned by Mr. Poole
                                             (filed as Exhibit 4.2 to A1 Internet's Second Amendment
                                             to Form 10-SB12G filed as of December 13, 1999, No.
                                             000-27243, and incorporated herein by reference).

                     *4.3                    Agreement to Lock Up dated May 19, 1999, between
                                             Bruce Bertman, EBI Securities and the J.B. Sutton
                                             Group, Inc., regarding the transfer restrictions on
                                             certain A1 Internet common stock owned by Bruce
                                             Bertman (filed as Exhibit 4.3 to A1 Internet's
                                             Second Amendment to Form 10-SB12G filed as of
                                             December 13, 1999, No. 000-27243, and incorporated
                                             herein by reference).

                     *4.4                    Agreement to Lock Up dated May 19, 1999, between
                                             Noved Holdings, EBI Securities and the J.B. Sutton
                                             Group, Inc., regarding the transfer restrictions on
                                             certain A1 Internet common stock owned by Noved
                                             Holdings (filed as Exhibit 4.4 to A1 Internet's
                                             Second Amendment to Form 10-SB12G filed as of
                                             December 13, 1999, No. 000-27243, and incorporated
                                             herein by reference).

                     *4.5                    Agreement to Lock Up dated May 19, 1999, between
                                             Leonard Tambasco, EBI Securities and the J.B. Sutton
                                             Group, Inc., regarding the transfer restrictions on
                                             certain A1 Internet common stock owned by Leonard
                                             Tambasco (filed as Exhibit 4.5 to A1 Internet's
                                             Second Amendment to Form 10-SB12G filed as of
                                             December 13, 1999, No. 000-27243, and incorporated
                                             herein by reference).

                     *4.6                    Agreement to Lock Up dated May 19, 1999, between
                                             Larry Kerschenbaum, EBI Securities and the J.B.
                                             Sutton Group, Inc., regarding the transfer
                                             restrictions on certain A1 Internet common stock
                                             owned by Larry Kerschenbaum (filed as Exhibit 4.6
                                             to A1 Internet's Second Amendment to Form 10-SB12G
                                             filed as of December 13, 1999, No. 000-27243, and
                                             incorporated herein by reference).

                     *10.D.1                 Aircraft Lease dated March 31, 1999, between Gravity
                                             Pilot Air, Inc. and Skydive USA, regarding the lease
                                             of aircraft to Skydive USA (filed as Exhibit 10.D.1
                                             to A1 Internet's Second Amendment to Form 10-SB12G
                                             filed as of December 13, 1999, No. 000-27243, and
                                             incorporated herein by reference).

                     *16.1                   Letter on Change in Certifying Accountant from Cohen
                                             Kameny CPA's PLLC, dated November 12, 1999 (filed as
                                             Exhibit 16 to A1 Internet's First Amendment to Form
                                             10-SB filed as of November 17, 1999, No. 000-27243,
                                             and incorporated herein by reference).

                     *21.1                   List of all Subsidiaries of A1 Internet and the State
                                             or other jurisdiction of incorporation or
                                             organization of each.


* Previously filed.

                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               A1 INTERNET.COM, INC.,
                                               A Nevada Corporation



Date  January 19, 2000                         By:   /s/ Bruce Bertman
     ----------------------------                    ---------------------------
                                                     Bruce Bertman,
                                                     President

                          HALO HOLDINGS OF NEVADA, INC.


                        CONSOLIDATED FINANCIAL STATEMENTS


                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                           [COHEN & KAMENY LETTERHEAD]


                          Independent Auditors' Report


To The Board of Directors
Halo Holdings of Nevada, Inc.


We have audited the accompanying consolidated balance sheets of Halo Holdings of Nevada, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income and retained earnings, cash flows, and changes in Shareholders equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Halo Holdings of Nevada, Inc. as of December 31, 1998 and 1997, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                        /s/ COHEN & KAMENY
                                        --------------------------
                                        COHEN & KAMENY CPA'S PLLC


Riverdale, New York
March 23, 1999

                          HALO HOLDINGS OF NEVADA, INC.
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997
                       (See Independent Auditors' Report)

                                     ASSETS
                                     ------

                                                                              1998              1997
                                                                          ------------      -------------
CURRENT ASSETS:
         Cash                                                             $    10,205.       $     1,819.
FIXED ASSETS: (Notes 2a and 5)
         Aircraft                                                           1,008,256.         1,008,256.
         Equipment                                                              9,159.             9,159.
         Less: accumulated depreciation                                       170,654.            69,649.
                                                                          ------------      -------------
NET FIXED ASSETS                                                              846,761.           947,766.
                                                                          ------------      -------------

OTHER ASSETS:
         Prepaid expenses (Notes 6)                                            22,388.             7,340.
         Goodwill-net of amortization (Note 2c)                               278,861.           309,845.
                                                                          ------------      -------------
TOTAL OTHER ASSETS                                                            301,249.           317,185.
                                                                          ------------      -------------
TOTAL ASSETS                                                              $ 1,158,215.       $ 1,266,770.
                                                                          ============      =============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
         Accounts payable and accrued expenses                                 37,313.              --  .
         Loan payable-bank                                                     18,059.              --  .
         Loans payable - shareholders (Note 4)                                109,261.           196,670.
         Note payable - current portion (Note 5)                              641,451.           195,553.
                                                                          ------------      -------------
TOTAL CURRENT LIABILITIES:                                                    806,084.           392,223.
                                                                          ------------      -------------


LONG TERM LIABILITIES:
         Note payable (Note 5)                                                   --  .           544,045.
         Loan payable                                                          80,000.            80,000.
                                                                          ------------      -------------
TOTAL LONG TERM LIABILITIES:                                                   80,000.           624,045.
                                                                          ------------      -------------

STOCKHOLDERS' EQUITY:
         Common stock, $.001 par value, 20,000,000 shares authorized,           4,300.             3,500.
           4,300,000 and 3,500,000 issued and outstanding
           for 1998 and 1997 respectivly (Note 3)
         Preferred stock 300,000 shares $.25 par value issued and                --  .            75,000.
           outstanding for 1997 (Note 3)
         Additional paid in capital                                         1,100,700.           526,500.
         Retained earnings (Notes 1 and 3)                                  (832,869).         (354,498).
                                                                          ------------      -------------
TOTAL STOCKHOLDERS' EQUITY:                                                   272,131.           250,502.
                                                                          ------------      -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 1,158,215.       $ 1,266,770.
                                                                          ============      =============

   The accompanying notes are an integral part of these financial statements.
                          COHEN AND KAMENY CPA'S PLLC


                                                                         Page 2.

                          HALO HOLDINGS OF NEVADA, INC.
         CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
            (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                       (See Independents Auditors' Report)


                                                      1998            1997
                                                  ------------    ------------
NET SALES                                         $   84,560.      $    3,384.



OPERATING EXPENSES (Schedule 1)                      463,727.         357,882.
                                                   ------------    ------------


NET (LOSS) FROM OPERATIONS                         (379,167).       (354,498).


OTHER INCOME (EXPENSE):

         Interest Expense                           (99,204).           --   .
                                                  ------------    ------------

NET LOSS                                           (478,371).       (354,498).

RETAINED EARNINGS (DEFICIT)-BEGINNING OF YEAR      (354,498).           --   .
                                                  ------------    ------------

RETAINED EARNINGS (DEFICIT)-END OF YEAR           $(832,869).      $(354,498).
                                                  ============    ============

   The accompanying notes are an integral part of these financial statements.
                          COHEN AND KAMENY CPA'S PLLC


                                                                         Page 3.

                          HALO HOLDINGS OF NEVADA, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                       (See Independent Auditors' Report)

                                                                              1998             1997
                                                                         -------------    --------------
CASH FLOWS USED FROM OPERATING ACTIVITIES:
         Net (loss)                                                      $  (478,371).      $  (354,498).
         Depreciation and amortization                                        131,989.               826.
         (Increase) in prepaid expenses                                      (15,048).             -
         Increase in accounts payable and accrued expenses                     37,313.             -
                                                                         -------------    --------------
NET CASH (USED)  BY OPERATING ACTIVITIES                                     (324,117).         (353,672).
                                                                         -------------    --------------


CASH FLOWS FROM INVESTING ACTIVITIES:
         Goodwill                                                               -                 -
         Net investment equipment                                               -                (8,259).
                                                                         -------------    --------------
NET CASH (USED BY INVESTING ACTIVITIES                                          -                (8,259).
                                                                         -------------    --------------


CASH FLOWS FROM FINANCING ACTIVITIES:
         (Decrease) Increase in note payable                                 (98,147).              -
         Increase in loan payable-bank                                         18,059.              -
         (Decrease) Increase in loans payable-shareholders                   (87,409).          180,118.
         Increase in loans payable                                              -                  -
         Increase from common stock issued                                       800.             3,500.
         Increase in additional paid in capital                              574,200.           526,500.
         (Decrease) in loan payable                                             -             (346,368).
         (Decrease) increase in preferred stock                             (75,000).               -
                                                                         -------------    --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                    332,503.           363,750.
                                                                         -------------    --------------

NET INCREASE IN CASH                                                           8,386.             1,819.

         Cash at beginning of year                                             1,819.                -

CASH - AT END OF YEAR                                                    $    10,205.             1,819.
                                                                         =============    ==============

SUPPLEMENTAL DISCLOUSRES

         Schedule on Noncash Investing and Financing Transactions

         The company acquired the assets of Gravity Pilot Air, Inc.

         for convertible preferred stock. In connection with the

         acquisition, liabilities were assumed as follows:

                                Fair value of assets acquired                                 1,125,597.

                                Preferred stock issued                                         (75,000).
                                                                                          --------------
                                Liabilities assumed                                           1,050,597.
                                                                                          ==============

   The accompanying notes are an integral part of these financial statements.
                          COHEN AND KAMENY CPA'S PLLC


                                                                         Page 4.

                          HALO HOLDINGS OF NEVADA, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                      (See Independents Auditors' Report)

                                                   COMMON STOCK                PREFERRED STOCK         PAID-IN
                                                SHARES        AMOUNT         SHARES       AMOUNT       CAPITAL         (DEFICIT)
Opening Balances                                    -        $   -             -         $   -        $  -           $   -

Acquisition of-                                3,500,000         3,500         -             -           526,500         -
  Halo Holdings, Inc.

Acquisition of-                                     -            -           300,000       75,000        -               -
  Gravity Pilot Air, Inc.

Net loss - year ended December 31, 1997             -            -             -             -           -              (354,498)
                                             -------------  -----------   ------------  -----------  -------------  --------------

Balances at December 31, 1997                  3,500,000         3,500       300,000       75,000        526,500        (354,498)

Conversion of preferred stock                    300,000           300      (300,000)     (75,000)        74,700         -

Shares issued in private sale                    500,000           500         -             -           499,500         -

Net loss - year ended December 31, 1998            -             -             -             -           -              (478,371)
                                             -------------  -----------   ------------  -----------  -------------  --------------

Balances at December 31, 1998                  4,300,000     $   4,300     $   -         $   -        $1,100,700     $  (832,869)
                                             =============  ===========   ============  ===========  =============  ==============

   The accompanying notes are an integral part of these financial statements.
                          COHEN AND KAMENY CPA'S PLLC

                          HALO HOLDINGS OF NEVADA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF THE COMPANY'S BUSINESS:

               HALO Holdings of Nevada, Inc. (the Company) was incorporated in October 1997 in the state of Nevada. Subsequent to it's incorporation the Company acquired HALO Holdings, Inc. (a Delaware Corporation) in November 1997 in a transaction, which was treated as pooling of interests. The combined entity was formed to pursue various business opportunities in the fragmented and growing area of extreme sports, skydiving, and aviation and extreme sports entertainment industries. In furtherance of its goals, the Company acquired Gravity Pilot Air, Inc. (a Delaware Corporation) which had been engaged in various business operations related to skydiving and extreme sports. The acquisition of Gravity Pilot Air, Inc. was treated as a purchase and is presented in these financial statements on a consolidated basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

               The Company's accounting policies are in accordance with generally accepted accounting principles, and require management to make certain estimates and assumptions based on these principles. Outlined below are those policies considered particularly significant.

     (a)  DEPRECIATION:

               Fixed assets are reflected at cost. Depreciation is provided using the straight-line method as follows:

                           Machinery & equipment     5 years
                           Aircraft                  10 years

     (b) STATEMENT OF CASH FLOWS:

               For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     (c) GOODWILL:

               Goodwill is amortized over the lesser of the useful life of the related assets or 10 years.


                          COHEN AND KAMENY CPA'S PLLC

                          HALO HOLDINGS OF NEVADA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE YEARS ENDED DECEMBER 31, 1998

NOTE 3 - CAPITAL STOCK

               Pursuant to the incorporation of the Company it has authorized 20,000,000 shares of it's common stock at a par value of $.001. Upon the completion of the acquisition of HALO Holdings, Inc. the Company issued 3,500,000 shares of its common stock in exchange for all of the outstanding shares of HALO Holdings, Inc. on a 1 to 1 basis. This transaction was accounted for as a pooling of interests.

               On October 17, 1997 the Company authorized the acquisition of Gravity Pilot Air, Inc. in exchange for 300,000 of it's newly authorized convertible preferred stock with a par value of $.25 per share. The conversion feature stipulated that the preferred shares could be converted to the Company's common shares on a 1 for 1 basis if the price of the common shares reached $5.00 per share bid price on a public market. These shares were subsequently converted in November 1998 when the bid price for the common shares reached $5.00 per share.

               On January 15, 1998 the Company authorized the issuance of its common shares pursuant to a private placement offering of 500,000 common shares at $1.00 per share. This offering resulted in the issuance of 500,000 shares with proceeds to the Company of $500,000.



NOTE 4 - LOANS PAYABLE SHAREHOLDERS:

               During the years ended December 31, 1998 and 1997 various shareholders of the Company made loans to the Company or made payments on behalf of the Company to third parties in settlement of certain debts the Company had incurred. These loans are payable upon demand and bear no interest.

NOTE 5 - NOTE PAYABLE:

               In connection with the acquisition of it's aircraft, the Company financed this transaction through a note payable in which the note holder has a secured interest in the aircraft to the extent of the outstanding balance on the note. This note bears interest at a rate of 14% per annum and is payable in monthly installments consisting of principal and interest. The terms of the note stipulate that a final payment of the outstanding balance is due on November 4, 1999.



                          COHEN AND KAMENY CPA'S PLLC

                          HALO HOLDINGS OF NEVADA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 6 - PREPAID EXPENSES:


               As part of the note payable agreement (Note 5) the Company also agreed to maintain a separate reserve account with the note holder corresponding to the engine utilization of the aircraft. The amount required to be reserved is based upon the number of hours the aircraft has been in flight. The amounts reserved are intended to defray maintenance costs associated with the aircraft.

               As of December 31, 1998 and 1997 the balance in this account was $22,388 and $7,340 respectively.



NOTE 7 - PROVISIONS FOR INCOME TAXES:

               Due to net operating losses, which can be carried forward, the Company has not had to make any provision for income taxes.


NOTE 8 - SUBSEQUENT EVENTS


               On January 29, 1999 in a continuing effort to raise capital for it's continued growth, the Company made a private offering of 500,000 shares of it's common stock at a price of $2.00 per share.

               Since the date of these financial statements the Company has signed letters of intent with three companies with the express intent of acquiring these companies. As intended, the acquisition of these companies will consist of an exchange of 100% of the common stock of the companies to be acquired for newly issued common stock of the Company. Two of the companies mentioned above are in the business of providing internet services and access. The third company to be acquired is an extreme sports adventure internet web site.




                          COHEN AND KAMENY CPA'S PLLC

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ComputerEase, LLC

We have audited the accompanying balance sheets of ComputerEase, LLC as of December 31, 1998 and 1997, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComputerEase, LLC as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 5 to the financial statements, in March 1999 the Company was acquired by A1 Internet.com, Inc.

Spicer, Jeffries & Co.
Denver, Colorado
July 23, 1999

                                COMPUTEREASE, LLC

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                         ------------------------------

                                     ASSETS
                                     ------
                                                                            1998                1997
                                                                      ---------------     ---------------
CURRENT ASSETS:
  Receivables
     Trade                                                            $      136,570      $      121,002
     Other                                                                         -               2,885
  Inventory, at cost                                                          11,244               9,094
                                                                      ---------------     ---------------
   TOTAL CURRENT ASSETS                                                      147,814             132,981
                                                                      ---------------     ---------------

PROPERTY AND EQUIPMENT,
 AT COST (NOTES 1 AND 3)                                                     414,995             401,958
  Less accumulated depreciation                                             (250,215)           (145,585)
                                                                      ---------------     ---------------
                                                                             164,780             256,373
                                                                      ---------------     ---------------

                                                                      $      312,594      $      389,354
                                                                      ===============     ===============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
  Bank overdraft                                                      $       10,180      $       49,585
  Accounts payable                                                           193,357             148,480
  Due to members (Note 2)                                                    306,102             183,809
  Due to related parties (Note 2)                                            107,661             280,004
  Other                                                                       61,487                 859
                                                                      ---------------     ---------------
   TOTAL CURRENT LIABILITIES                                                 678,787             662,737

NOTE PAYABLE-RELATED PARTY (NOTE 2)                                          100,000             100,000
                                                                      ---------------     ---------------

  TOTAL LIABILITIES                                                          778,787             762,737

COMMITMENTS (NOTE 4)

MEMBERS' EQUITY                                                             (466,193)           (373,383)
                                                                      ---------------     ---------------

                                                                      $      312,594      $      389,354
                                                                      ===============     ===============

The accompanying notes are an integral part of these statements.              4

                                COMPUTEREASE, LLC

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                     --------------------------------------

                                              1998                1997
                                        ---------------     ---------------
NET SALES                               $    8,257,678      $    8,382,314

COST OF SALES                               (6,809,861)         (7,480,671)

                                        ---------------     ---------------
GROSS PROFIT                                 1,447,817             901,643
                                        ---------------     ---------------

OPERATING EXPENSES:
  Salaries and related expenses                650,808             477,434
  Travel and entertainment                     139,387              40,993
  Marketing, advertising and promotion         132,675              84,439
  Bad debt expense                             236,691              49,021
  General and administrative                   165,242              63,179
  Occupancy costs                              157,616             181,371
  Communications                                58,208             120,743
                                        ---------------     ---------------
     TOTAL OPERATING EXPENSES                1,540,627           1,017,180
                                        ---------------     ---------------

NET LOSS                                $      (92,810)     $     (115,537)
                                        ===============     ===============

The accompanying notes are an integral part of these statements.           5

                                COMPUTEREASE, LLC

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                    ----------------------------------------

BALANCE, DECEMBER 31, 1996                               $         (257,846)

  Net loss                                                         (115,537)
                                                         -------------------

BALANCE, DECEMBER 31, 1997                                         (373,383)

  Net loss                                                          (92,810)
                                                         -------------------

BALANCE, DECEMBER 31, 1998                               $         (466,193)
                                                         ===================

The accompanying notes are an integral part of these statements.           6

                               COMPUTEREASE, LLC

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                     --------------------------------------

                                                                                           1998                1997
                                                                                     ---------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                           $      (92,810)     $     (115,537)
  Adjustments to reconcile net loss to cash flows provided
    by (used in) operating activities:
       Depreciation                                                                         104,630             105,189
       Bad debt expense                                                                     236,691              49,021
       Increase in trade receivables                                                       (252,259)           (107,826)
       Increase (decrease) in other receivables                                               2,885              (2,685)
       Increase in inventory                                                                 (2,150)             (7,595)
       Decrease in other assets                                                                 -                23,880
      (Decrease) increase in bank overdraft                                                 (39,405)             49,585
       Increase (decrease) in accounts payable                                               44,877             (90,899)
       Increase (decrease) in other liabilities                                              60,628             (67,005)
                                                                                     ---------------     ---------------
          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                63,087            (163,872)
                                                                                     ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchases of property and equipment, net                                                  (13,037)           (212,831)
                                                                                     ---------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to related parties                                                -               100,000
  Proceeds from (payments on) member loans                                                  122,293              (7,451)
  Proceeds from (payments on) related party loans                                          (172,343)            280,004
                                                                                     ---------------     ---------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                (50,050)            372,553
                                                                                     ---------------     ---------------
NET DECREASE IN CASH                                                                            -                (4,150)

CASH, BEGINNING OF YEAR                                                                         -                 4,150
                                                                                     ---------------     ---------------

CASH, END OF YEAR                                                                    $          -        $          -
                                                                                     ===============     ===============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:

   Cash paid for interest                                                            $       12,717      $       14,950
                                                                                     ===============     ===============

The accompanying notes are an integral part of these statements.               7

                               COMPUTEREASE, LLC

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS

Computer Ease, LLC (the Company) was organized under the laws of the State of Maryland on May 17, 1993. The limited liability company will continue until January 1, 2000, unless terminated sooner as provided for in the Operating Agreement (see Note 5). The Company's activites include the buying and selling of computer equipment, web design and providing internet access. The Company has both domestic and international customers.

The Company consists of four members. The Company has only one class of units of membership interest. The operating agreement provides that each member share in net income based on their respective proportion of units of interest, and net losses based on their respective capital contributions. The agreement also provides that no member will be personally liable for any debt, obligation or liability of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers investments with an original maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash and receivables, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair value.

INVENTORY

Inventory consists of computer equipment and is carried at the lower of cost or market. Cost is determined on a specific identification basis.

PROPERTY AND EQUIPMENT

The Company provides for depreciation of property and equipment using accelerated methods based on estimated useful lives of five years.

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

                               COMPUTEREASE, LLC

                          NOTES TO FINANCIAL STATEMENTS
                     ---------------------------------------
                                  (CONTINUED)

NOTE 1-  ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING
         POLICIES (continued)

INCOME TAXES

As a limited liability company, the Company is not a tax paying entity for federal income tax purposes. Accordingly, no income tax provision (benefit) is reported in these financial statements. The distributive share of net income or loss is reportable by the members in their respective tax returns.

NOTE 2-  NOTE PAYABLE - RELATED PARTY, DUE TO RELATED PARTIES AND DUE TO MEMBERS

Note payable-related party consists of a $100,000 note payable to the father of a member, at 15% interest. The note requires monthly interest payments and matures on November 1, 2000. Interest expense on the note payable amounted to $12,500 and $14,950 in 1998 and 1997, respectively.

The due to related parties and members shown on the accompanying balance sheet are advances that are non-interest bearing and have no due date.

NOTE 3-  MAJOR CUSTOMERS

The following customers each accounted for more than 10% of sales in 1998 and 1997:

                                                       % of Sales
                                            -------------------------
               Customer                     1998                 1997
         ---------------------       -------------------      -----------
          A - Netherlands                  20.3                  -
          B - France                       31.1                  -
          C - United Kingdom                 -                 13.1
          D - United States                  -                 13.4
          E - United States                  -                 21.1

In 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". The following table presents information by geographic area as of and for the years ended December 31, 1998 and 1997:


                                        Revenues                             Long-Lived Assets
                                        --------                             -----------------
                                1998                 1997               1998                    1997
                                ----                 ----               ----                    ----
United States               $ 2,473,921          $ 5,100,978         $   164,780           $  256,373
Belgium                         751,745                   --                  --                   --
Denmark                              --              688,000                  --                   --
France                        4,246,818              240,500                  --                   --
Netherlands                     511,800              535,075                  --                   --
Luxembourg                      253,000                   --                  --                   --
United Kingdom                       --            1,772,322                  --                   --
Other Foreign Countries          20,394               45,439                  --                   --
                           -------------         ------------        ------------          -----------
                            $ 8,257,678          $ 8,382,314         $   164,780           $  256,373
                           =============         ============        ============          ===========




NOTE 4-  COMMITMENTS

The Company leases office space from a non-related party under an operating lease. Future minimum lease payments under the non-cancellable lease as of December 31, 1998 are 1999-$71,000, 2000-$73,500 and 2001-$12,000.

Total rental expense amounted to $76,183 and $64,303 in 1998 and 1997, respectively.

NOTE 5-  SUBSEQUENT EVENTS

In March 1999, A1 Internet.com, Inc., issued 4,000,000 shares of its common stock in exchange for all of the outstanding units of membership of the Company. A1 Internet.com, Inc. is an internet service provider. In May 1999, the Company was then merged with A1 Internet Services, Inc., a wholly-owned subsidiary of A1 Internet.com, Inc.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)


                           Consolidated Balance Sheet
                               September 30, 1999
                               ==================
                                 (Unaudited)

                                     ASSETS
                                     ------
 CURRENT ASSETS:
   Cash                                                                                     $ 2,077,813
   Receivables:
     Trade, net  (Note 1)                                                                       813,383
     Note receivable, current portion (Note 3)                                                   33,333
     Related parties                                                                             49,100
     Other                                                                                       28,300
   Prepaid expenses                                                                             167,184
   Other current assets                                                                          27,664
                                                                                            ------------
                                                                                              3,196,777
                                                                                            ------------

 PROPERTY AND EQUIPMENT, AT COST (NOTE 1):
   Aircraft                                                                                   1,008,256
   Computers and equipment                                                                    1,819,371
   Less: accumulated depreciation                                                              (533,704)
                                                                                            ------------
                                                                                              2,293,923
                                                                                            ------------

 OTHER ASSETS:
   Goodwill, net of amortization (Note 2)                                                     8,257,526
   Contracts (Notes 1 and 6)                                                                  1,498,000
   Note receivable (Note 3)                                                                      46,987
   Other                                                                                         54,222
                                                                                            ------------
                                                                                              9,856,735
                                                                                            ------------

                                                                                            $15,347,435
                                                                                            ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

 CURRENT LIABILITIES:
   Accounts payable and accrued expenses                                                    $   606,769
   Loans payable-shareholders (Note 4)                                                          422,749
   Notes payable (Note 5)                                                                       992,108
   Other                                                                                         58,624
                                                                                            ------------
                                                                                              2,080,250
                                                                                            ------------

 COMMITMENTS AND CONTINGENCIES (NOTE 10)

 SHAREHOLDERS' EQUITY (NOTE 6):
   Common stock, $.001 par value, 20,000,000 shares authorized,
      9,739,500 shares issued and outstanding                                                     9,739
   Preferred stock, $.001 par value, 5,000,000 shares authorized,
      848,889 shares issued and outstanding                                                         849
   Additional paid-in capital                                                                17,889,628
   Notes receivable-common stock                                                               (440,000)
   Retained earnings (deficit)                                                               (4,193,031)
                                                                                            ------------
                                                                                             13,267,185
                                                                                            ------------

                                                                                            $15,347,435
                                                                                            ============

The accompanying notes are an integral part of this statement.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)


                     Consolidated Statements of Operations
                 Nine Months Ended September 30, 1999 and 1998
                 =============================================
                                  (Unaudited)


                                                                                      Nine Months Ended September 30,
                                                                                      1999                       1998
                                                                                      ----                       ----
NET SALES                                                                         $ 1,867,789                $   76,203

COST OF SALES                                                                        (773,857)                   (8,626)

                                                                                  ------------               -----------
GROSS PROFIT                                                                        1,093,932                    67,577
                                                                                  ------------               -----------

OPERATING EXPENSES:
  Salaries and related expenses                                                     1,325,868                   112,500
  Travel and entertainment                                                             92,374                       -
  Bad debt expense                                                                     40,318                       -
  Legal and professional                                                              199,192                    41,000
  Occupancy costs                                                                     112,769                    10,218
  General and administrative                                                          318,823                    23,146
  Consulting                                                                          844,155                    34,505
  Depreciation and amortization                                                     1,553,487                    98,210
                                                                                  ------------               -----------
          TOTAL OPERATING EXPENSES                                                  4,486,986                   319,579
                                                                                  ------------               -----------

OTHER INCOME (EXPENSE):
  Interest income                                                                      19,106                       -
  Interest expense                                                                    (76,214)                  (76,203)
                                                                                  ------------               -----------
          TOTAL OTHER EXPENSE                                                         (57,108)                  (76,203)
                                                                                  ------------               -----------

NET LOSS BEFORE EXTRAORDINARY ITEM                                                 (3,450,162)                 (328,205)

EXTRAORDINARY ITEM-FORGIVENESS OF DEBT                                                 90,000                       -
                                                                                  ------------               -----------

NET LOSS                                                                          $(3,360,162)               $ (328,205)
                                                                                  ============               ===========

BASIC AND DILUTED NET LOSS PER COMMON
    SHARE BEFORE EXTRAORDINARY ITEM (NOTE 1)                                      $     (0.44)               $    (0.08)
                                                                                  ============               ===========

BASIC AND DILUTED NET LOSS PER COMMON SHARE (NOTE 1)                                    (0.42)                    (0.08)
                                                                                  ============               ===========

WEIGHTED AVERAGE SHARES OUTSTANDING (NOTE 1)                                        7,910,739                 3,974,359
                                                                                  ============               ===========

The accompanying notes are an integral part of these statements.

                        A1 Internet.Com and Subsidiaries
                    (Formerly Halo Holdings of Nevada, Inc.)

                 Consolidated Statement of Shareholders' Equity
                      Nine Months Ending September 30, 1999
                      =====================================
                                  (Unaudited)

                                                                   Common Stock           Preferred Stock      Paid in
                                                                Shares      Amount       Shares     Amount     Capital
                                                                ------      ------       ------     ------     -------
BALANCES, DECEMBER 31, 1998                                  4,300,000     $  4,300         -     $    -     $  1,100,700

Issuance of common stock for cash
  and notes receivable, less offering
  costs of $50,000                                             500,000          500         -          -          949,500

Issuance of warrants for offering costs of
  $50,000 and acquisition costs of $717,979                        -            -           -          -          767,979


Business acquisitions:
  Virtual Information Express, Inc.                            300,000          300         -          -          599,700
  Computer Ease LLC                                          4,000,000        4,000         -          -        7,996,000
  NetWorld Ohio, Inc.                                           37,000           37         -          -           73,963

Shares issued for services                                     560,000          560         -          -        1,169,440

Shares issued in private sale                                   32,500           32         -          -           32,468

Reacquired shares through disposition
  of Skydive USA                                              (400,000)       (400)         -          -         (799,600)

Gain on sale of Skydive USA to shareholder                         -            -           -          -          514,383

Conversion of shareholder loan                                 120,000          120         -          -          322,572

Conversion of shareholder loan                                     -            -           -          -          227,331

Issuance of warrants in connection with notes payable              -            -           -          -          122,952

Conversion of notes payable to stock, net of warrants              -            -       123,000        124        490,551

Issuance of preferred stock, net of offering
  costs of $473,795                                                -            -       725,889        725      2,791,979

Shares issued in private sale                                  100,000          100         -          -          199,900

Shares issued in connection with acquisition
  of contracts                                                 190,000          190         -          -        1,329,810

Net loss                                                          -             -           -          -              -
                                                            -----------     --------   ---------     ------   ------------
BALANCES, SEPTEMBER 30, 1999                                 9,739,500      $ 9,739     848,889      $ 849    $17,889,628
                                                            ===========     ========   =========     ======   ============




                                                                    Notes
                                                                 Receivable         (Deficit)
                                                                 ----------         ---------
BALANCES, DECEMBER 31, 1998                                   $           -       $  (832,869)

Issuance of common stock for cash
  and notes receivable, less offering
  costs of $50,000                                                   (240,000)            -

Issuance of warrants for offering costs of
  $50,000 and acquisition costs of $717,979                               -               -


Business acquisitions:
  Virtual Information Express, Inc.                                       -               -
  Computer Ease LLC                                                       -               -
  NetWorld Ohio, Inc.                                                     -               -

Shares issued for services                                                -               -

Shares issued in private sale                                             -               -

Reacquired shares through disposition
  of Skydive USA                                                          -               -

Gain on sale of Skydive USA to shareholder                                -               -

Conversion of shareholder loan                                            -               -

Conversion of shareholder loan                                            -               -

Issuance of warrants in connection with notes payable                     -               -

Conversion of notes payable to stock net of warrants                      -               -

Issuance of preferred stock, net of offering
  costs of $473,795                                                       -               -

Shares issued in private sale                                        (200,000)            -

Shares issued in connection with acquisition
  of contracts                                                            -               -

Net loss                                                                  -        (3,360,162)
                                                                    -----------   -------------
BALANCES, SEPTEMBER 30, 1999                                        $(440,000)    $(4,193,031)
                                                                    ===========   =============

The accompanying notes are an integral part of this statement.

                             A1 Internet.Com, Inc.
                    (Formerly Halo Holdings of Nevada, Inc.)

                    Consolidated Statements of Cash Flows
                 Nine Months Ended September 30, 1999 and 1998
                 ---------------------------------------------
                                  (Unaudited)

                                                                                      NINE MONTHS ENDED SEPTEMBER 30,
                                                                                        1999                1998
                                                                                        ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                         $ (3,360,162)       $   (328,204)
  Adjustments to reconcile net loss to net cash used in
    operating activities:

      Depreciation and amortization                                                   1,553,487             98,210
      Bad debt expense                                                                   40,318                 -
      Forgiveness of debt                                                               (90,000)                -
      Issuance of common stock for services                                           1,170,000                 -
      Increase in trade receivables                                                    (352,424)                -
      Increase in other assets                                                          (28,795)                -
      Increase in prepaid expenses                                                     (144,796)             (6,769)
      Increase in accounts payable and accrued expenses                                 109,475               8,347
                                                                                   ------------        ------------
          NET CASH USED IN OPERATING ACTIVITIES                                      (1,102,897)           (228,416)
                                                                                   ------------        ------------


CASH FLOWS FROM INVESTING ACTIVITIES:

  Proceeds from note receivable                                                         100,000                 -
  Payments on note and other receivables                                               (238,215)                -
  Acquisition of contracts                                                             (168,000)                -
  Acquisition of Virtual Information Express, Inc., net of cash acquired                      2                 -
  Acquisition of Computer Ease, LLC, net of cash acquired                                   -                   -
  Acquisition of NetWorld Ohio, Inc., net of cash acquired                              (89,138)                -
  Purchases of property and equipment                                                  (981,634)                -
                                                                                   ------------        ------------
          NET CASH USED IN INVESTING ACTIVITIES                                      (1,376,985)                -
                                                                                   ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from (payments on) related party loans, net                                      -              (167,215)
  Proceeds from (payments on) shareholder loans, net                                    266,125             (90,296)
  Proceeds from notes payable                                                         1,003,500                 -
  Payments on notes payable                                                            (307,339)                -
  Issuance of common stock, net                                                         792,500             500,000
  Issuance of preferred stock, net                                                    2,792,704                 -
                                                                                   ------------        ------------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                                   4,547,490             242,489
                                                                                   ------------        ------------


NET INCREASE IN CASH                                                                  2,067,608              14,073

CASH, BEGINNING OF PERIOD                                                                10,205               1,819
                                                                                   ------------        ------------

CASH, END OF PERIOD                                                                $  2,077,813        $     15,892
                                                                                   ============        ============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Cash paid for interest                                                        $     76,214        $     76,203
                                                                                   ============        ============


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:

     Conversion of loans payable to capital                                        $    550,023        $        -
                                                                                   ============        ============
     Issuance of common stock for notes receivable                                 $    440,000        $        -
                                                                                   ============        ============
     Retirement of common stock from disposition of subsidiary                     $    800,000        $        -
                                                                                   ============        ============
     Issuance of warrants in connection with notes payable                         $    122,952        $        -
                                                                                   ============        ============
     Conversion of notes payable to preferred stock                                $    490,675        $        -
                                                                                   ============        ============
     Issuance of common stock for contracts                                        $  1,330,000        $        -
                                                                                   ============        ============

  The Company purchased all of the capital stock of Virtual Information
  Express, Inc., Computer Ease, LLC and Networld Ohio, Inc. for cash, notes payable and common stock. In connection with the acquisitions, liabilities were assumed as follows:

                    Fair value of assets acquired                                  $ 10,857,170
                    Cash paid                                                           (89,136)
                    Notes payable issued                                               (180,000)
                    Common stock issued                                              (8,674,000)
                    Common stock warrants issued                                       (717,979)
                                                                                   ------------
                         Liabilities assumed                                       $  1,196,055
                                                                                   ============

         The accompanying notes are an integral part of these statements.

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING
         POLICIES

ORGANIZATION AND BUSINESS

The consolidated financial statements include A1 Internet.com, Inc. (formerly Halo Holdings of Nevada, Inc.) and its wholly owned subsidiaries, A1 Internet Services, Inc. (formerly Computer Ease, LLC), Gravity Pilot Air, Inc., Networld Ohio, Inc., and Virtual Information Express, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company, through its subsidiaries, provides internet connectivity through two networks throughout the United States and Canada and related products and services, including Web design. The Company's ability to offer end-user access to an internet network is dependent upon the Company's contractual relationships with both providers. Should these contracts be terminated or terms amended, the Company might be required to enter into other arrangements with others on less favorable terms. In addition, the Company relies on outside parties to market their products and services to end users.

The September 30, 1999 and 1998 amounts included herein are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly, the financial position, results of operations, cash flows and changes in shareholders' equity have been made.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments, including cash, receivables and other current assets, are carried at amounts which approximate fair value. Accounts payable, loans and notes payable and other liabilities are carried at amounts which approximate fair value.

ACCOUNTS RECEIVABLE

The Company performs on-going credit evaluations of its customers. The Company has established an allowance for doubtful accounts at September 30, 1999 of $40,318.

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PROPERTY AND EQUIPMENT

The Company provides for depreciation of equipment using accelerated and straight-line methods based on estimated useful lives of five years. Depreciation of aircraft is computed using the straight-line method based on an estimated useful life of ten years.

CONTRACTS

Internet service contracts in the amount of $1,498,000 shown on the accompanying balance sheet are being amortized over the life of the contracts, which is three years.

GOODWILL
The company amortizes goodwill on a straight line basis over a period of five years.
LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

REVENUE RECOGNITION

The Company recognizes revenue from connectivity, hosting and leasing of airplanes over the period that the service is provided. Revenue from technical support is recognized when the work is completed. Electronic commerce revenue is recognized at the time of the sale. Web design revenue is recognized as such revenues accrue under the terms of the related contract. Revenue from installation and start-up charges is recognized over the expected benefit period.

INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NET LOSS PER SHARE OF COMMON STOCK

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding. Common stock equivalents are not included in the weighted average calculation since their effect would be anti-dilutive.

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2- BUSINESS COMBINATIONS

Computer Ease, LLC ("CE") was organized on May 17, 1993 as a limited liability company. CE's activities include the buying and selling of computer equipment, web design and providing internet access. In March 1999, the Company issued 4,000,000 shares of its common stock at $2.00 per share in exchange for all of the outstanding units of membership of CE. This transaction was accounted for using the purchase method of accounting. At the time of the purchase, assets and liabilities of CE were $836,981 and $876,583, respectively. The excess of the purchase price (including acquisition costs of $717,979, see Note 6) over the fair value of the net assets acquired was recorded as goodwill of $8,757,581. In May 1999, CE was then merged with A1 Internet Services, Inc., a wholly-owned subsidiary of A1 Internet.com, Inc. A1 Internet Services, Inc. is the surviving entity.

Virtual Information Express, Inc. ("VI") was incorporated on June 10, 1998. The Company is engaged in the business of electronic commerce. In February 1999, the Company acquired VI for 300,000 shares of its common stock at $2.00 per share in exchange for all of the outstanding shares of VI. This transaction was accounted for using the purchase method of accounting. At the time of the purchase, assets and liabilities of VI were $49,002 and $50,000, respectively. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill of $600,998.

Networld Ohio, Inc. ("Networld") was incorporated on June 15, 1995 and is engaged in the business of providing internet service. The Company acquired Networld in April 1999. The acquisition consisted of a cash payment of $90,000, 37,000 shares of common stock at $2.00 per share, and a short term non-interest bearing promissory note of $180,000 maturing December 15, 1999. This transaction was accounted for using the purchase method of accounting. At the time of the purchase, assets and liabilities of Networld were $235,007 and $247,142, respectively. The excess of the cost of the acquisition over the fair value of the net assets acquired was recorded as goodwill of $356,135.

The following summarized, proforma results of operations of the Company assumes that the Company acquired VI, CE and Networld as of January 1, 1998:

                                                              Nine Months Ended September 30,
                                                                  1999               1998
                                                                  ----               ----
               Gross revenue                                  $ 2,918,234        $ 8,388,575
               Net loss before extraordinary item              (3,007,215)          (310,251)
               Net loss                                        (2,917,215)          (310,251)
               Net loss per common share
                 before extraordinary item                           (.32)              (.04)
               Net loss per common share                             (.31)              (.04)

The weighted average calculation used above includes the shares issued in connection with the acquisitions as if they had been issued for all periods presented.

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 30, 1999, Skydive USA, a wholly owned subsidiary of the Company, was sold to major shareholders of the Company. These two individuals tendered a total of 400,000 shares valued at $2.00 per share of the Company's common stock to the Company as consideration for the sale. The difference between the value of the common stock ($800,000) returned and the net assets relating to Skydive USA of $285,617, resulted in a net gain of $514,383. However, because the transaction was among significant related parties and was determined to not be at arms length, the gain was recorded as an increase to additional paid-in capital. As a result, the net effect of the transaction was a net charge to shareholders' equity of $285,617.

NOTE 3- NOTES RECEIVABLE

Notes receivable at September 30, 1999 consists of the following:

          Note receivable bearing interest at 6%, due April 1, 2002, payable in monthly installments of $3,042:
            Current portion                                              $33,333
            Long term portion
                                                                         $46,987
                                                                         -------
                                                                         $80,320
                                                                         =======

NOTE 4- LOANS PAYABLE-SHAREHOLDERS AND NOTE PAYABLE-SHAREHOLDER

The loans payable to shareholders shown on the accompanying balance sheet includes a $96,000 loan bearing interest at 15% and due on demand after April 1, 2000. The remaining amounts are advances that are non-interest bearing and have no due date.

NOTE 5- NOTES PAYABLE

Notes payable at September 30, 1999 consists of the following:

             14% note payable, due November 30, 1999, payable in
             monthly installments of $16,296, secured by aircraft                         $558,333

           * 8% note payable, (face amount $200,000) principal and interest due
             October 10, 1999, convertible into preferred stock at $4.50 per share         169,978

          *  8% note payable, (face amount $250,000) principal and interest due
             September 2, 1999, convertible into preferred stock at $4.50 per share        219,897

             Non-interest bearing note payable, due December 15, 1999,
             payable in monthly installments of $20,000                                     43,900
                                                                                          --------

                                                                                          $992,108
                                                                                          ========

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

* In connection with the issuance of these notes payable, $60,125 has been allocated to the detachable stock warrants (see Note 6).

NOTE 6- SHAREHOLDERS' EQUITY

COMMON STOCK

On January 29, 1999 the Company authorized the issuance of its common shares pursuant to a private placement offering of 500,000 common shares at $2.00 per share. This offering resulted in the issuance of 500,000 shares with proceeds to the Company of $710,000 and notes receivable from shareholders of $240,000, net of offering costs.

During the period ended September 30, 1999, the Company issued 560,000 common shares for services, of which 500,000 of these shares were issued to related parties. In addition, 32,500 shares of common stock were sold for $1.00 per share in a private sale to current shareholders. Also, 120,000 shares of common stock were issued to an officer and stockholder as repayment of a $372,692 debt. Another shareholder forgave debt totaling $177,331, which was credited to paid-in capital.

The Company issued 100,000 shares of common stock at $2.00 per share to a director of the Company for a note receivable.

The Company acquired certain contracts from an unrelated entity to provide internet service for cash of $168,000 and 190,000 shares of common stock valued at $7.00 per share.

PREFERRED STOCK

In July 1999, the Company commenced a private placement offering of its Series A preferred stock at $4.50 per share. As of September 30, 1999, this offering has resulted in the issuance of 725,889 shares with proceeds to the Company of $2,792,704, net of offering costs. In connection with this offering, warrants to purchase 500,000 shares of the Company's common stock at $5.50 per share, will be issued to the underwriter at the closing of the offering. These warrants will expire 5 years from the date of issuance.

In addition, notes payable in the amount of $490,675 were converted to 123,000 shares of Series A preferred stock pursuant to the note payable agreements.

Subject to certain adjustments, each share of Series A preferred stock is convertible into one share of common stock. The Series A preferred stock is convertible upon written request of the holder. The Series A preferred stock is preferred as to both earnings and assets, and in the event of liquidation, dissolution or winding up of the Company, holders of the Series A preferred stock shall be entitled to be paid $4.50 per share before any assets of the Company are distributed among or paid over to the holders of the common stock.

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK WARRANTS

Common stock warrants have been issued in connection with certain private offerings, business acquisitions and notes payable. At September 30, 1999, warrants to purchase common stock at various prices were outstanding, which expire as follows:

                                            Number Outstanding
                                            And Exercisable at
            Expiration Date                 September 30, 1999             Exercise Price
            ---------------                 ------------------             --------------
            June 1, 2004                          500,000                     $     .10
            June 1, 2004                           42,500                          5.50
                                                ---------
                                                  542,500
                                                =========

The 500,000 warrants shown above were issued in connection with the January 29, 1999 private placement and the acquisition of Computer Ease, LLC (see Note 2). These warrants were valued at $767,979, of which $50,000 was for offering costs and $717,979 was for costs incurred in connection with the acquisition.

The 42,500 warrants shown above are detachable stock warrants issued in connection with various notes payable agreements. These warrants were valued at $122,952. 22,500 of these warrants, valued at $62,827, were issued in connection with notes payable that were converted to preferred stock.

The fair value of all of the above described warrants was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%; expected volatility of 48%; risk free rate of 4.5%; and expected life of five years.

NOTE 7- INCOME TAXES

A1 Internet.com, Inc. has an unused net operating loss carryforward of approximately $830,000 for income tax purposes, of which approximately $350,000 expires in 2012 and the remainder in 2018. However, the ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. A portion of the net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in A1 Internet.com, Inc.'s outstanding shares of common stock. This net operating loss carryforward may result in future income tax benefits of approximately $282,200; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of A1 Internet.com, Inc.'s deferred tax liabilities and assets as of December 31, 1998 and 1997 are as follows:

                                                                         1998             1997
                                                                         ----             ----
        Deferred tax liabilities                                      $      ---        $    ---
                                                                      ==========        =========

        Deferred tax assets:
                 Net operating loss carryforwards                       282,200          119,000
                                                                      ----------        ---------
                 Total deferred tax assets                              282,200          119,000
                 Valuation allowance for deferred tax assets           (282,200)        (119,000)
                                                                      ----------        ---------
                                                                      $     ---         $    ---
                                                                      ==========        =========

The valuation allowance for deferred tax assets was increased by $119,000 and $173,200 during 1998 and 1997, respectively.

NOTE 8- BUSINESS SEGMENTS

In 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". The following table presents information by geographic area as of and for the periods ended September 30, 1999 and 1998:

                              Revenues                        Long-Lived Assets
                              --------                        -----------------
                       1999              1998              1999               1998
                       ----              ----              ----               ----
United States       $ 1 378 789       $    76,203       $11,085,153       $ 1,159,401
Netherlands             489 000                --                --                --
                    -----------       -----------       -----------       -----------
                    $ 1,867,789       $    76,203       $11,085,153       $ 1,159,401
                    ===========       ===========       ===========       ===========

The following table represents the income, profit or loss, and total assets of each of the Company's reportable segments.

                   Normal        Airplane         Total
Revenue          1,702,270       165,519        1,867,789

Profit(Loss)    (3,308,356)      (51,806)      (3,360,162)

Assets          14,585,452       761,983       15,347,435

The Company's sole business for the period ending September 30, 1998 was skydiving, therefore all items presented in the accompanying financial statements for that period relate to that business.

The following customers each accounted for more than 10% of sales for the nine months ended September 30, 1999 and 1998:

                                    % of Sales                   % of Receivables
                           Nine Months Ended September 30,     Nine Months Ended September 30,
            Customer           1999            1998                 1999           1998
            --------           ----            ----                 ----           ----
          A-Netherlands        26.2             --                  49.5             --
          B-United States      12.2             --                  27.7             --

                              A1 INTERNET.COM, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9- RELATED PARTY TRANSACTIONS

In connection with the resignation of the former Chief Executive Officer of the Company, the former Chief Executive Officer was paid $35,000 in severance pay.

NOTE 10- COMMITMENTS AND CONTINGENCIES

The Company leases office space from a non-related party under an operating lease. Future minimum lease payments under the non-cancelable lease as of December 31, 1998 are 1999-$205,000, 2000-$136,000 and 2001-$33,000.

Total rental expense for the periods ended September 30, 1999 and 1998 was $107,128 and $449, respectively.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES

                       INTRODUCTION TO PRO FORMA COMBINED
                        CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined statements of operations reflect the acquisitions of Computer Ease, LLC, Virtual Information Express, Inc. and Networld Ohio, Inc. by A1 Internet.com, Inc. as if they had occurred on January 1, 1998.

The acquisition of Computer Ease, LLC consisted of the issuance of 4,000,000 shares of common stock at $2.00 per share.

The acquisition of Virtual Information Express, Inc. consisted of the issuance of 300,000 shares of common stock at $2.00 per share.

The acquisition of Networld Ohio, Inc. consisted of a cash payment of $90,000, 37,000 shares of common stock at $2.00 per share and a short-term promissory note of $180,000.

The acquisitions were accounted for using the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their fair values.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (FORMERLY HALO HOLDINGS OF NEVAD, INC.)


            PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                          ----------------------------

                                                                                          VIRTUAL
                                                                     COMPUTER           INFORMATION          NETWORLD
                                          A1 INTERNET.COM, INC.      EASE, LLC         EXPRESS, INC.        OHIO, INC.
                                         ----------------------   ---------------     ---------------    ---------------
NET SALES                                            $ 84,560        $ 8,257,678         $        -            $ 598,106

COST OF SALES                                             -           (6,809,861)                 -             (216,202)

                                           -------------------     --------------     ----------------    ---------------
GROSS PROFIT                                           84,560          1,447,817                  -              381,904
                                           -------------------     --------------     ----------------    ---------------

OPERATING EXPENSES:
  Salaries and related expenses                           -              650,808                  -              148,144
  Bad debt expense                                        -              236,691                  -                  -
  General and administrative                          331,738            535,779                1,100             39,596
  Depreciation                                        101,005            104,632                  -               46,408
  Amortization                                         30,984                -                    -                  -
                                           -------------------     --------------     ----------------    ---------------
          TOTAL OPERATING EXPENSES                    463,727          1,527,910                1,100            234,148
                                           -------------------     --------------     ----------------    ---------------

OTHER INCOME (EXPENSE):
  Interest expense                                    (99,204)           (12,717)                 -              (11,587)
                                           -------------------     --------------     ----------------    ---------------


NET LOSS                                           $ (478,371)         $ (92,810)        $     (1,100)         $ 136,169
                                           ===================     ==============     ================    ===============

NET LOSS PER SHARE OF
  COMMON STOCK                                          (0.12)
                                           ===================

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                             4,030,959
                                           ===================



                                                                    PRO FORMA
                                                                      AFTER
                                                                  ACQUISITION OF
                                               PRO FORMA             NETWORLD
                                             ADJUSTMENTS            OHIO, INC.
                                          ---------------    -------------------
NET SALES                                  $         -        $      8,940,344

COST OF SALES                                        -        $     (7,026,063)

                                           --------------    ------------------
GROSS PROFIT                                         -               1,914,281
                                           --------------    ------------------

OPERATING EXPENSES:
  Salaries and related expenses                      -                 798,952
  Bad debt expense                                   -                 236,691
  General and administrative                         -                 908,213
  Depreciation                                       -                 252,045
  Amortization                                 2,031,803 (a)         2,062,787
                                           --------------    ------------------
          TOTAL OPERATING EXPENSES             2,031,803             4,258,688
                                           --------------    ------------------

OTHER INCOME (EXPENSE):
  Interest expense                                   -                (123,508)
                                           --------------    ------------------


NET LOSS                                    $ (2,031,803)     $     (2,467,915)
                                           ==============    ==================

NET LOSS PER SHARE OF
  COMMON STOCK                                                           (0.29)
                                                             ==================

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                                              8,367,959 (b)
                                                             ==================

           See Notes to Combined Consolidated Statement of Operations

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
(a) Adjustment to record the amortization of goodwill of $10,159,016 over 60 months.
(b) The weighted average shares outstanding after the acquisition represents the issuance of 37,000 shares of common stock of A1 Internet.com, Inc. to the shareholders of Networld Ohio, Inc, the issuance of 4,000,000 shares of common stock of A1 Internet.com, Inc. to the members of Computer Ease, LLC and the issuance of 300,000 shares of common stock of A1 Internet.com, Inc. to the shareholder of Virtual Information Express, Inc. The weighted average shares outstanding was computed as if the shares issued in connection with these acquisitions had been outstanding for the entire period.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (FORMERLY HALO HOLDINGS OF NEVAD, INC.)


            PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                          ----------------------------

                                                                                          VIRTUAL
                                                                     COMPUTER           INFORMATION          NETWORLD
                                          A1 INTERNET.COM, INC.      EASE, LLC         EXPRESS, INC.        OHIO, INC.
                                         ----------------------   ---------------     ---------------    ---------------
NET SALES                                            $ 84,560        $ 8,257,678         $        -            $ 598,106

COST OF SALES                                             -           (6,809,861)                 -             (216,202)

                                           -------------------     --------------     ----------------    ---------------
GROSS PROFIT                                           84,560          1,447,817                  -              381,904
                                           -------------------     --------------     ----------------    ---------------

OPERATING EXPENSES:
  Salaries and related expenses                           -              650,808                  -              148,144
  Bad debt expense                                        -              236,691                  -                  -
  General and administrative                          331,738            535,779                1,100             39,596
  Depreciation                                        101,005            104,632                  -               46,408
  Amortization                                         30,984                -                    -                  -
                                           -------------------     --------------     ----------------    ---------------
          TOTAL OPERATING EXPENSES                    463,727          1,527,910                1,100            234,148
                                           -------------------     --------------     ----------------    ---------------

OTHER INCOME (EXPENSE):
  Interest expense                                    (99,204)           (12,717)                 -              (11,587)
                                           -------------------     --------------     ----------------    ---------------


NET LOSS                                           $ (478,371)         $ (92,810)        $     (1,100)         $ 136,169
                                           ===================     ==============     ================    ===============

NET LOSS PER SHARE OF
  COMMON STOCK                                          (0.12)
                                           ===================

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                             4,030,959
                                           ===================



                                                                    PRO FORMA
                                                                      AFTER
                                                                  ACQUISITION OF
                                               PRO FORMA             NETWORLD
                                             ADJUSTMENTS            OHIO, INC.
                                          ---------------    -------------------
NET SALES                                  $         -        $      8,940,344

COST OF SALES                                        -        $     (7,026,063)

                                           --------------    ------------------
GROSS PROFIT                                         -               1,914,281
                                           --------------    ------------------

OPERATING EXPENSES:
  Salaries and related expenses                      -                 798,952
  Bad debt expense                                   -                 236,691
  General and administrative                         -                 908,213
  Depreciation                                       -                 252,045
  Amortization                                 2,031,803 (a)         2,062,787
                                           --------------    ------------------
          TOTAL OPERATING EXPENSES             2,031,803             4,258,688
                                           --------------    ------------------

OTHER INCOME (EXPENSE):
  Interest expense                                   -                (123,508)
                                           --------------    ------------------


NET LOSS                                    $ (2,031,803)     $     (2,467,915)
                                           ==============    ==================

NET LOSS PER SHARE OF
  COMMON STOCK                                                           (0.29)
                                                             ==================

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                                              8,367,959 (b)
                                                             ==================

           See Notes to Combined Consolidated Statement of Operations

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
(a) Adjustment to record the amortization of goodwill of $10,159,016 over 60 months.
(b) The weighted average shares outstanding after the acquisition represents the issuance of 37,000 shares of common stock of A1 Internet.com, Inc. to the shareholders of Networld Ohio, Inc, the issuance of 4,000,000 shares of common stock of A1 Internet.com, Inc. to the members of Computer Ease, LLC and the issuance of 300,000 shares of common stock of A1 Internet.com, Inc. to the shareholder of Virtual Information Express, Inc. The weighted average shares outstanding was computed as if the shares issued in connection with these acquisitions had been outstanding for the entire period.